                             SCHRODER SERIES TRUST
                    SCHRODER SMALL CAPITALIZATION VALUE FUND
                          875 Third Avenue, 22nd Floor
                            New York, New York 10022


                                                                   July __, 2004




Dear Shareholder:

         You are cordially invited to attend a meeting of shareholders of Schroder Small Capitalization Value Fund (the "Small Capitalization Value Fund"), a series of Schroder Series Trust, to be held on August [deleted_text]___,[/deleted_text]19, 2004, at 9:00 a.m., New York time, at the offices of Schroder Series Trust at 875 Third Avenue, 22nd Floor, New York, New York 10022. At the meeting, shareholders will be asked to vote on a proposed merger of the Small Capitalization Value Fund into Schroder U.S. Opportunities Fund (the "Opportunities Fund"), a series of Schroder Capital Funds (Delaware). Shares of the Small Capitalization Value Fund would be exchanged at net asset value for shares of the Opportunities Fund. THE TRUSTEES OF SCHRODER SERIES TRUST UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS OF THE SMALL CAPITALIZATION VALUE FUND APPROVE THIS PROPOSAL.

         Although the Trustees would like very much to have each shareholder attend the meeting, they realize that this is not possible. Whether or not you plan to be present at the meeting, your vote is needed. PLEASE COMPLETE, SIGN, AND RETURN THE ENCLOSED PROXY CARD PROMPTLY. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR THIS PURPOSE.

         We look forward to seeing you at the meeting or receiving your proxy card so your shares may be voted at the meeting. Please do not hesitate to call [deleted_text](800) 464[/deleted_text] representatives of D.F. King & Co., Inc. at (888) 605[deleted_text]-3108[/deleted_text]1958 if you have any questions related to the proxy solicitation. For any account or non-proxy solicitation related questions, please contact us at (800) 464-3108.


                                                  Sincerely,

                                                  [insert signature facsimile]
                                                  MARK A. HEMENETZ
                                                  President

SHAREHOLDERS ARE URGED TO SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE SO AS TO BE REPRESENTED AT THE MEETING.

                              SCHRODER SERIES TRUST

                    SCHRODER SMALL CAPITALIZATION VALUE FUND


                        NOTICE OF MEETING OF SHAREHOLDERS


                August [deleted_text]___,[/deleted_text]19, 2004

         A Meeting of Shareholders of Schroder Small Capitalization Value Fund, a series of Schroder Series Trust, will be held on August
[deleted_text]___,[/deleted_text] 19, 2004 at 9:00 a.m., New York time, at the offices of Schroder Series Trust, 875 Third Avenue, 22nd Floor, New York, New York 10022, for the following purposes:

1. To approve or disapprove an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Schroder Small Capitalization Value Fund, a series of Schroder Series Trust, to Schroder U.S. Opportunities Fund, a series of Schroder Capital Funds (Delaware), in exchange for shares of Schroder U.S. Opportunities Fund and the assumption by Schroder U.S. Opportunities Fund of all of the liabilities of Schroder Small Capitalization Value Fund, and the distribution of such shares to the shareholders of Schroder Small Capitalization Value Fund in complete liquidation of Schroder Small Capitalization Value Fund.

2. To transact such other business as may properly come before the meeting.

         The Trustees of Schroder Series Trust have fixed the close of business on July [deleted_text]___,[/deleted_text]9, 2004 as the record date for determination of shareholders entitled to notice of, and to vote at, the Meeting.

                                               By Order of the Board of Trustees


                                               CARIN F. MUHLBAUM
                                               Clerk

July ___, 2004

--------------------------------------------------------------------------------
WE URGE YOU TO MARK, SIGN, DATE, AND MAIL THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED SO THAT YOU WILL BE REPRESENTED AT THE MEETING. THE TRUSTEES OF SCHRODER SERIES TRUST UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS OF THE SMALL CAPITALIZATION VALUE FUND APPROVE THIS PROPOSAL.
--------------------------------------------------------------------------------

                           PROSPECTUS/PROXY STATEMENT

                                 JULY ___, 2004


     ACQUISITION OF THE ASSETS AND                 BY AND IN EXCHANGE FOR
             LIABILITIES OF                               SHARES OF
SCHRODER SMALL CAPITALIZATION VALUE FUND      SCHRODER U.S. OPPORTUNITIES FUND
               a Series of                               a Series of
          SCHRODER SERIES TRUST               SCHRODER CAPITAL FUNDS (DELAWARE)
      875 THIRD AVENUE, 22ND FLOOR              875 THIRD AVENUE, 22ND FLOOR
        NEW YORK, NEW YORK 10022                  NEW YORK, NEW YORK 10022
             (800) 464-3108                            (800) 464-3108


INTRODUCTION

         This Prospectus/Proxy Statement is furnished in connection with the meeting of shareholders of Schroder Small Capitalization Value Fund (the "Small Capitalization Value Fund") to be held on August [deleted_text]___, [/deleted_text] 19, 2004 at 9:00 a.m., New York time, or at such later time as is made necessary by adjournment (the "Meeting"), and relates to the proposed merger (the "Merger") of the Small Capitalization Value Fund into Schroder U.S. Opportunities Fund (the "Opportunities Fund" and, together with the Small Capitalization Value Fund, the "Funds"). The Small Capitalization Value Fund is a series of Schroder Series Trust, and the Opportunities Fund is a series of Schroder Capital Funds (Delaware) (together with Schroder Series Trust, the "Trusts"). Schroder Series Trust is an open-end series management investment company organized as a Massachusetts business trust. Schroder Capital Funds (Delaware) is an open-end series management investment company organized as a Delaware statutory trust.

         The Proposal described in this Prospectus/Proxy Statement relates to the proposed Merger. If the Merger occurs, you will become a shareholder of the Opportunities Fund. The Opportunities Fund seeks capital appreciation. It invests primarily in equity securities of companies in the United States with market capitalizations of $2.2 billion or less. If the Agreement and Plan of Reorganization is approved by shareholders of the Small Capitalization Value Fund and the Merger occurs, the Small Capitalization Value Fund will transfer all of its assets and liabilities to the Opportunities Fund in exchange for shares of the Opportunities Fund (the "Merger Shares") with a value equal to the value of the assets of the Small Capitalization Value Fund transferred less the value of the liabilities assumed. After that exchange, Merger Shares received by the Small Capitalization Value Fund will be distributed pro rata to the Small Capitalization Value Fund's shareholders in complete liquidation of the Small Capitalization Value Fund.

         Because you are a shareholder of the Small Capitalization Value Fund, you are being asked to vote on the Proposal. This Prospectus/Proxy Statement explains concisely what you should know before investing in the Opportunities Fund. Please read it carefully and keep it for future reference.

         Because shareholders of the Small Capitalization Value Fund are being asked to approve a transaction that will result in their receiving shares of the Opportunities Fund, this Proxy Statement also serves as a Prospectus for the shares of the Opportunities Fund to be issued in connection with the Merger.

         The following documents have been filed with the Securities and Exchange Commission (the "SEC") and are incorporated into this Prospectus/Proxy Statement by reference:

o the current combined Prospectus of Schroder Series Trust and Schroder Capital Funds (Delaware), dated March 1, 2004, relating to a number of funds of Schroder Series Trust and Schroder Capital Funds (Delaware), including the Small Capitalization Value Fund and the Opportunities Fund; a copy of that Prospectus accompanies this Prospectus/Proxy Statement;

o the current Statement of Additional Information of Schroder Series Trust, dated March 1, 2004, relating to a number of funds of Schroder Series Trust, including the Small Capitalization Value Fund;

o the current Statement of Additional Information of Schroder Capital Funds (Delaware), dated March 1, 2004, relating to a number of funds of Schroder Capital Funds (Delaware), including the Opportunities Fund;

o the Report of Independent Accountants and financial statements of the Funds included in the combined Annual Report of Schroder Capital Funds (Delaware) and Schroder Series Trust for the fiscal year ended October 31, 2003 (the "Annual Report"); a copy of the Annual Report accompanies this Prospectus/Proxy Statement; and

         o the Statement of Additional Information dated July
[deleted_text]___[/deleted_text] [ ], 2004 relating to this Prospectus/Proxy Statement (the "Merger SAI").

For a free copy of any of these documents, please call 800-464-3108 or write to Schroder Mutual Funds at:

                              Schroder Mutual Funds
                                  P.O. Box 8507
                           Boston, Massachusetts 02266

         THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.

         YOU CAN LOSE MONEY BY INVESTING IN THE OPPORTUNITIES FUND. THE OPPORTUNITIES FUND MAY NOT ACHIEVE ITS GOALS, AND IS NOT INTENDED AS A COMPLETE INVESTMENT PROGRAM. AN INVESTMENT IN THE OPPORTUNITIES FUND IS NOT A DEPOSIT IN A BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS

I.     OVERVIEW OF PROPOSAL....................................................1
II.    DETAILS OF THE PROPOSED MERGER.........................................11
III.   VOTING INFORMATION......................[deleted_text]17[/deleted_text]20
IV.    INFORMATION ABOUT THE FUNDS.............[deleted_text]19[/deleted_text]23
APPENDIX A -- AGREEMENT AND PLAN OF REORGANIZATION...........................A-1
[deleted_text]APPENDIX B -- FUNDAMENTAL AND CERTAIN NON-FUNDAMENTAL
INVESTMENT POLICIES...........................................B-1[/deleted_text]
[deleted_text]APPENDIX C -- FORM OF PROXY.....................C-1[/deleted_text]

I. OVERVIEW OF PROPOSAL

PROPOSED TRANSACTION

         The Trustees of Schroder Series Trust and Schroder Capital Funds (Delaware), on behalf of each of the Funds, have approved a transaction involving the merger of the Small Capitalization Value Fund with and into the Opportunities Fund. The Merger is proposed to be accomplished pursuant to an Agreement and Plan of Reorganization. That Agreement and Plan of Reorganization provides for the transfer of all of the assets of the Small Capitalization Value Fund to the Opportunities Fund, in exchange for shares of the Opportunities Fund, and the assumption by the Opportunities Fund of all the liabilities of the Small Capitalization Value Fund, followed by the liquidation of the Small Capitalization Value Fund. A copy of the Agreement and Plan of Reorganization is included as Appendix A to this Prospectus/Proxy Statement.

         Schroder Investment Management North America Inc. ("Schroders"), 875 Third Avenue, 22nd Floor, New York, New York 10022, is the investment adviser to each Fund. Schroders (itself and its predecessors) has been in the business of investment management since 1962.

         If the Proposal is approved by the shareholders of the Small Capitalization Value Fund, the Small Capitalization Value Fund will receive a number of Merger Shares of the Opportunities Fund equal in value to the value of the net assets of the Small Capitalization Value Fund being transferred. Following the transfer, (i) the Small Capitalization Value Fund will distribute to each of its shareholders a number of full and fractional Merger Shares of the Opportunities Fund equal in value to the value of that shareholder's Small Capitalization Value Fund shares, and (ii) the Small Capitalization Value Fund will be liquidated. The Merger is intended to be a tax-free reorganization.

         THE TRUSTEES OF SCHRODER SERIES TRUST UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS OF THE SMALL CAPITALIZATION VALUE FUND APPROVE THIS PROPOSAL. In reaching that conclusion, the Trustees considered, among other things, (i) that, in light of the [deleted_text]upcoming[/deleted_text] recent departure of the portfolio manager at Schroders with primary responsibility for the Small Capitalization Value Fund, the Opportunities Fund should provide a suitable alternative mutual fund investment opportunity to shareholders of the Small Capitalization Value Fund[deleted_text];[/deleted_text], and (ii) that the net operating expenses of the Opportunities Fund are expected to be the same as, and potentially lower than, those currently borne by shareholders of the Small Capitalization Value Fund[deleted_text]; and (iii) that the Merger will offer Small Capitalization Value Fund shareholders the opportunity to keep their investment in an open-end mutual fund on a basis requiring potentially less recognition of capital gain by the Fund and its shareholders than would be the case if the Fund were to liquidate on a taxable basis.[/deleted_text] See "Details of the Proposed Merger -- Background and Reasons for the Proposed Merger."

OPERATING EXPENSES

         The following tables summarize expenses:

(1) that each Fund incurred in its fiscal year ended October 31, 2003, and

(2) that the Opportunities Fund would be expected to have incurred in its fiscal year ended October 31, 2003 after giving effect on a pro forma combined basis to the proposed Merger as if the Merger had occurred as of the beginning of the fiscal year.

         The tables are provided to help you understand an investor's share of the operating expenses which each Fund incurs. The [deleted_text]examples [/deleted_text] Examples show the estimated cumulative expenses attributable to a hypothetical $10,000 investment in each [deleted_text]class of shares [/deleted_text] of the Small Capitalization Value Fund, the Opportunities Fund, and the Opportunities Fund on a pro forma basis, over the specified period. By translating "Net Expenses" into dollar amounts, these [deleted_text]examples [/deleted_text] Examples help you compare the costs of investing in the Funds to the costs of investing in other mutual funds.

SHAREHOLDER FEES
(fees paid directly from your investment)

---------------------------------------------------------------------------------------------------------
                                                                                     Pro- Forma Combined
                                  SCHRODER SMALL                                           Expenses
                               CAPITALIZATION VALUE           SCHRODER U.S.              SCHRODER U.S.
                                       FUND                OPPORTUNITIES FUND         OPPORTUNITIES FUND
---------------------------------------------------------------------------------------------------------
Maximum Sales Load Imposed             None                       None                       None
       on Purchases
---------------------------------------------------------------------------------------------------------
          Maximum                      None                       None                       None
         Deferred
        Sales Load
---------------------------------------------------------------------------------------------------------
    Maximum Sales Load                 None                       None                       None
        Imposed on
        Reinvested
         Dividends
---------------------------------------------------------------------------------------------------------
     Redemption Fee(1)                 2.00%                      2.00%                      2.00%
---------------------------------------------------------------------------------------------------------
       Exchange Fee                    None                       None                       None
---------------------------------------------------------------------------------------------------------

(1) Shares of each Fund held for two months or less are subject to a redemption fee of 2.00%. The fee applies to shares of the Schroder U.S. Opportunities Fund and Schroder Small Capitalization Value Fund purchased on or after May 1, 2004.

ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Fund assets)

------------------------------------------------------------------------------------------------------
                                                                                  Pro- Forma Combined
                                     SCHRODER SMALL                                     Expenses
                                     CAPITALIZATION          SCHRODER U.S.           SCHRODER U.S.
                                   VALUE FUND (FISCAL     OPPORTUNITIES FUND       OPPORTUNITIES FUND
                                   YEAR ENDED OCTOBER     (FISCAL YEAR ENDED       (FISCAL YEAR ENDED
                                        31, 2003)          OCTOBER 31, 2003)       OCTOBER 31, 2003)
------------------------------------------------------------------------------------------------------
Management Fees(1)                        0.95%                  0.75%                   0.75%
------------------------------------------------------------------------------------------------------
12b-1 Fees                                None                   None                     None
------------------------------------------------------------------------------------------------------
Other Expenses                            1.41%                  1.50%                   1.38%
------------------------------------------------------------------------------------------------------
Total Annual Fund Operating               2.36%                  2.25%                   2.13%
 Expenses
------------------------------------------------------------------------------------------------------
   Less: Fee Waiver and/or               (0.66%)                (0.25%)                 (0.43%)
   Expense Limitation(2)
------------------------------------------------------------------------------------------------------
Net Expenses(2) (3)                       1.70%                  2.00%                   1.70%
------------------------------------------------------------------------------------------------------

(1) Management Fees include all fees payable to Schroders and its affiliates for investment advisory and fund administration services. The Funds also pay administrative or sub-administration fees directly to SEI Investments Global Fund Services, and those fees are included under "Other Expenses."

(2) The Net Expenses shown for the Funds reflect the effect of contractually imposed Fee Waivers and/or Expense Limitations, in effect through October 31, 2004, on the Total Annual Fund Operating Expenses of the Funds. In order to limit the Funds' expenses, Schroders is contractually obligated to reduce its compensation (and, if necessary, to pay certain other Fund expenses) until October 31, 2004 to the extent the total operating expenses of a Fund exceed the following annual rates (based on the average daily net assets of the Fund taken separately): Schroder Small Capitalization Value Fund - 1.70% and Schroder U.S. Opportunities Fund - 2.00%.

(3) Schroders has agreed to implement an expense limitation for the period from the closing of the Merger through October 31, 2005 to the extent that the Net Expenses of the Opportunities Fund exceed the annual rate of 1.70%, the expense limitation currently in effect for the Small Capitalization Value Fund.

EXAMPLES OF FUND EXPENSES:


         The examples assume that you invest $10,000 in shares of a Fund for the time periods shown and then redeem all of your shares at the end of those periods. The examples also assume that your investment earns a 5% return each year and that each Fund accrues expenses at the rate shown under Total Annual Fund Operating Expenses above in each year (except, in the first year, the operating expenses for the Opportunities Fund are the same as that Fund's Net Expenses shown above for the eight month period [deleted_text]expiring [/deleted_text] ending October 31, 2004). Your actual costs may be higher or lower. Based on these assumptions, your costs would be:

--------------------------------------------------------------------------------
                                                            Pro Forma Combined
                 Example Expenses       Example Expenses    Example Expenses
                 SCHRODER SMALL         SCHRODER U.S.       SCHRODER U.S.
                 CAPITALIZATION         OPPORTUNITIES       OPPORTUNITIES FUND
                 VALUE FUND (FISCAL     FUND (FISCAL YEAR   (FISCAL YEAR ENDED
                 YEAR ENDED OCTOBER 31) ENDED OCTOBER 31)   OCTOBER 31)
--------------------------------------------------------------------------------
1 Year                  $195                 $211                 $173
--------------------------------------------------------------------------------
3 Years                 $694                 $687                 $596
--------------------------------------------------------------------------------
5 Years                $1,221               $1,190               $1,077
--------------------------------------------------------------------------------
10 Years               $2,663               $2,572               $2,404
--------------------------------------------------------------------------------

FEDERAL INCOME TAX CONSEQUENCES

         A NEW PORTFOLIO MANAGEMENT TEAM AT SCHRODERS (THE SAME TEAM AS MANAGES THE OPPORTUNITIES FUND) BEGAN MANAGING THE SMALL CAPITALIZATION VALUE FUND IN MAY 2004 WHEN THE INVESTMENT TEAM PREVIOUSLY MANAGING THE FUND DEPARTED SCHRODERS. THE NEW TEAM MADE CHANGES TO THE SMALL CAPITALIZATION VALUE FUND'S INVESTMENT PORTFOLIO CONSISTENT WITH THE FUND'S INVESTMENT POLICIES AND IN LINE WITH THE INVESTMENT ANALYSIS AND OUTLOOK OF THAT TEAM. AS A RESULT, THE SMALL CAPITALIZATION VALUE FUND HAS REALIZED SUBSTANTIALLY ALL OF THE CAPITAL GAINS THAT EXISTED IN ITS PORTFOLIO AT THE TIME OF THE CHANGE IN THE FUND'S MANAGEMENT TEAM, GENERALLY LIMITING THE TAX BENEFIT TO MOST SHAREHOLDERS OF THE SMALL CAPITALIZATION VALUE FUND FROM THE TAX-FREE NATURE OF THE MERGER.

                  For federal income tax purposes, the Merger is expected to be a tax-free reorganization. Accordingly, it is expected that no gain or loss will be recognized by the Small Capitalization Value Fund or by its shareholders as a result of the Merger, and that the tax basis of the Merger Shares received by each shareholder of the Small

Capitalization Value Fund will be the same in the aggregate as the tax basis of that shareholder's Small Capitalization Value Fund shares. At any time prior to the consummation of the Merger, a shareholder may redeem shares, likely resulting in the recognition of gain or loss to such shareholder for federal income tax purposes. For more information about the federal income tax consequences of the Merger, see "Details of the Proposed Merger -- Information Applicable to the Proposal -- Federal Income Tax Consequences."

         [deleted_text]Schroders expects to sell a substantial number of the investments held by the Small Capitalization Value Fund prior to the Merger, which will likely result in distributions of unrealized gains to shareholders of that Fund. Realization of those gains prior to the Merger will have the effect of limiting the benefit to shareholders of the tax-free nature of the Merger.[/deleted_text]

COMPARISON OF THE INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS

         The investment objectives, policies and strategies of the two Funds, and certain differences between them, are summarized below. For a more detailed description of the investment techniques used by the Funds, and the risks associated with investments in the Funds, please see the Funds' Prospectus. A combined Prospectus relating to the Opportunities Fund and the Small Capitalization Value Fund is included with this Prospectus/Proxy Statement.

         The investment objective of both the Small Capitalization Value Fund and the Opportunities Fund is to seek capital appreciation. The Small Capitalization Value Fund normally invests at least 80% of its net assets in equity securities of companies with small market capitalizations, as defined by Schroders. For these purposes, Schroders currently considers small capitalization companies to be those with market capitalizations of less than $2.2 billion measured at the time of investment. The [deleted_text]Small Capitalization Value[/deleted_text] Opportunities Fund [deleted_text]invests in a variety of equity securities, including common and preferred stocks, and warrants to purchase common and preferred stocks. The portfolio turnover rate of the Small Capitalization Value Fund is 59%.The investment objective of the Opportunities Fund is also to seek capital appreciation. The Fund's prospectus provides that[/deleted_text]expects, under current market conditions, [deleted_text]the Fund expects[/deleted_text] to invest primarily in equity securities of companies in the United States that have market capitalizations of $2.2 billion or less measured at the time of investment, including companies with market capitalizations of $500 million or less. The Opportunities Fund is not, however, required to invest 80% of its assets in small capitalization stocks, and reserves the right to invest any portion of its assets in equity securities of larger companies and in debt securities, if Schroders believes they offer the potential for capital appreciation. Schroders has[, however,] informed the Trustees that, under current market conditions, the Opportunities Fund intends to continue to invest primarily in small capitalization stocks. The Small Capitalization Value Fund may invest in a variety of equity securities, including common and preferred stocks, and warrants to purchase common and preferred stocks, although Schroders intends that, under current market conditions, that Fund would also invest primarily in small capitalization common stocks (in the event the Fund were to continue to operate in the absence of the Merger).

         Although the investment policies of the two Funds differ in a number of respects, Schroders expects that the investment strategies and portfolios of the two Funds will likely be quite similar for the foreseeable future (assuming the Small Capitalization Value Fund continues in operation in the absence of the Merger), since both Funds will be managed by the same investment team.

         The portfolio turnover rate of the Small Capitalization Value Fund for the fiscal year ended October 31, 2003 was 59%, in comparison to the 162% portfolio turnover rate of the Opportunities Fund [deleted_text]is 162%[/deleted_text]. Schroders believes that the difference between those two rates reflects principally differences between the investment styles of the different portfolio management teams of the two Funds during the period. The two Funds are currently managed by a single investment team.

         Schroders uses substantial company research in making investments for both Funds. The Small Capitalization Value Fund's Prospectus provides that, in making investments for that Fund, Schroders seeks to identify undervalued companies that may possess, among other characteristics, above average financial quality, strong management, and dominance in a niche market or a strong position in a larger market.

         [deleted_text]The[/deleted_text]In contrast, the Opportunities Fund's Prospectus provides that Schroders will seek to identify securities of companies that it believes offer the potential for capital appreciation, based on novel, superior or niche products or services, operating characteristics, quality of management, an entrepreneurial management team, their having gone public in recent years, opportunities provided by mergers, divestitures or new management, or other factors. Because the same investment team manages both Funds, it is likely that the Funds' investment portfolios would be similar to each other for the foreseeable future (assuming the Small Capitalization Value Fund were to continue in operation in the absence of the Merger).

         Fundamental investment policies. If shareholders of the Small Capitalization Value Fund approve the Proposal, they will be subject to the current fundamental and non-fundamental investment policies of the Opportunities Fund, which will not be changing in connection with the Merger. A [deleted_text]list[/deleted_text] comparison of the fundamental and certain non-fundamental investment policies of each of the Funds is included [deleted_text]as Appendix B to this Prospectus/Proxy Statement[/deleted_text] below. Schroders does not believe that any differences between the Funds' fundamental investment policies are likely to result in any substantial differences in the manner in which the Funds are operated, except as otherwise disclosed in this Prospectus/Proxy Statement.

                         FUNDAMENTAL INVESTMENT POLICIES

--------------------------------------------------------------------------------
SCHRODER U.S. OPPORTUNITIES FUND      SCHRODER SMALL CAPITALIZATION VALUE FUND
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Fund may not borrow money, except   The Fund may not borrow except to the
that the Fund money, may borrow from    extent permitted by applicable law.
banks or by entering into reverse
repurchase agreements, provided that    Note: The Investment Company Act
such borrowings do not exceed 33 1/3%   currently permits an open-end
of the value of the Fund's total        investment company to borrow money
assets (computed immediately after the  from a bank so long as the ratio which
borrowing).                             the value of the total assets of the
                                        investment company (including the
                                        amount of any such borrowing), less
                                        the amount of all liabilities and
                                        indebtedness (other than such
                                        borrowing) of the investment company,
                                        bears to the amount of such borrowing
                                        is at least 300%.
--------------------------------------------------------------------------------
The Fund may not underwrite securities  The Fund may not underwrite securities
of other companies (except insofar as   issued by other persons except to the
the Fund might be deemed to be an       extent that, in investments, it may be
underwriter in the resale of any        deemed to be an underwriter under the
securities connection with the          federal securities laws.
disposition of its portfolio held in
its portfolio).
--------------------------------------------------------------------------------
The Fund may not invest in commodities  The Fund may not purchase or sell
or commodity contracts (other than      commodities or commodity contracts,
covered call options, put and call      except that it may purchase or sell
options, stock index futures, and       financial futures contracts and
options on stock index futures and      options and other financial
broadly-based stock indices, all of     instruments.
which are referred to as Hedging
Instruments, which it may use as
permitted by any of its other
fundamental policies, whether or not
any such Hedging Instrument is
considered to be a commodity or a
commodity contract).
--------------------------------------------------------------------------------
The Fund may not purchase or write      Note: The Small Capitalization Value
puts or calls except as permitted by    Fund is not subject to a comparable
any of its other fundamental policies.  restriction. Schroders does not anticipate that either Fund will make
                                        substantial use of options in the
                                        foreseeable future.
--------------------------------------------------------------------------------
The Fund may not lend money except in   The Fund may not make loans, except by
connection with the acquisition of      purchase of debt obligations in which
that portion of publicly-distributed    a Fund may invest consistent with its
debt securities which the Fund's        investment policies, by entering into
investment policies and restrictions    repurchase agreements with respect to
permit it to purchase; the Fund may     not more than 25% of its total assets
also make loans of portfolio            (taken at current value), or through
securities and enter into               the lending of its
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
repurchase agreements.                  portfolio securities with respect to
                                        not more than 25% of its total assets.
--------------------------------------------------------------------------------
The Fund may not invest in real estate  The Fund may not purchase or sell real
or in interests in real estate, but     estate or interests in real estate
may purchase readily marketable         limited partnerships, although it may
securities of companies holding real    purchase securities of issuers which
estate or interests therein.            deal in real estate, securities which
                                        are secured by interests in real
                                        estate, and securities representing
                                        interests in real estate, and it may
                                        acquire and dispose of real estate or
                                        interests in real estate acquired
                                        through the exercise of its rights as
                                        a holder of debt obligations secured
                                        by real estate or interests therein.
--------------------------------------------------------------------------------
Note: The Opportunities Fund is not     The Fund may not purchase securities
subject to a comparable restriction.    on margin, except such short-term
Schroders does not anticipate that      credits as may be necessary for the
either Fund will purchase securities    clearance of purchases and sales of
on margin in the foreseeable future.    securities, and except that it may
                                        make margin payments in connection
                                        with transactions in futures
                                        contracts, options, and other
                                        financial instruments.
--------------------------------------------------------------------------------
Note: The Opportunities Fund is         The Fund may not, as to 75% of its
subject to a similar legal requirement  assets, invest in securities of any
due to its classification as a          issuer if, immediately after such
"diversified" investment company under investment, more than 5% of the total the Investment Company Act of 1940, as assets of a Fund (taken at current amended, although it has not adopted a value) would be invested in the
comparable fundamental policy.          securities of such issuer; provided
                                        that this limitation does not apply to
                                        securities issued or guaranteed as to
                                        principal or interest by the U.S.
                                        Government or its agencies or
                                        instrumentalities.
--------------------------------------------------------------------------------
Note: The Opportunities Fund is         The Fund may not, as to 75% of its
subject to a similar legal requirement  assets, invest in a security if, as a
due to its classification as a          result of such investment, it would
"diversified" investment company under hold more than 10% (taken at the time the Investment Company Act of 1940, as of such investment) of the outstanding amended, although it has not adopted a voting securities of any one issuer;
comparable fundamental policy.          provided that this limitation does not
                                        apply to securities issued or
                                        guaranteed as to principal or interest
                                        by the U.S. Government or its agencies
                                        or instrumentalities or to securities
                                        of other
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                        investment companies.
--------------------------------------------------------------------------------
Note: The Opportunities Fund is         The Fund may not invest more than 25%
subject to a similar legal limitation   of the value of its total assets in
under the Investment Company Act of     securities of issuers in any one
1940, as amended, since it has not      industry. (Securities issued or
reserved the ability to investment      guaranteed as to principal or interest
more than 25% of the Fund's assets in   by the U.S. Government or its agencies
any one industry.                       or instrumentalities are not
                                        considered to represent industries.)
--------------------------------------------------------------------------------
Note: The Opportunities Fund is         The Fund may not issue any class of
subject to a similar legal limitation   securities which is senior to the
under the Investment Company Act of     Fund's shares of beneficial interest.
1940, as amended, although it has not   (For the purpose of this restriction,
adopted a comparable fundamental        none of the following is deemed to be,
policy.                                 or to create a class of, senior
                                        securities: any borrowing permitted by
                                        [the first fundamental policy shown
                                        above in this table]; any collateral
                                        arrangement with respect to options,
                                        futures contracts, options on futures
                                        contracts, or other financial
                                        instruments, or with respect to
                                        initial or variation margin; and the
                                        purchase or sale of, or the Fund's
                                        otherwise entering into, options,
                                        forward contracts, futures contracts,
                                        options on futures contracts, or other
                                        financial instruments.)
--------------------------------------------------------------------------------

         The Small Capitalization Value Fund does not currently hold any portfolio investments that would violate the Opportunities Fund's investment policies or restrictions as a result of such investments being acquired by the Opportunities Fund in connection with the Merger. In the event that the Small Capitalization Value Fund comes to hold any such investment, Schroders will cause the Fund to sell or otherwise dispose of the investment prior to the Merger, which may result in adverse tax consequences to Small Capitalization Value Fund shareholders.

PRINCIPAL RISK FACTORS OF INVESTING IN THE OPPORTUNITIES FUND

         Certain risks of investing in the Opportunities Fund are briefly summarized below. It is possible to lose money on an investment in the Opportunities Fund.

         The Small Companies, Equity Securities and Initial Public Offering risk factors summarized below apply to an investment in the Small Capitalization Value Fund, as well as the Opportunities Fund. [delete_text]In[/delete_text] Although [delete_text]addition,[/delete_text] the Opportunities Fund [delete_text]is[/delete_text] does not expect to invest any significant portion of its assets in below investment-grade securities

(and has not typically done so in the past), to the extent that it does hold such securities it will be subject to additional risks [delete_text]relating[/delete_text] described below related to [delete_text]investing in[/delete_text] below investment-grade securities. The Small Capitalization Value Fund does not invest in below investment-grade securities and is therefore not subject to the risks or benefits of these investments. The Small Capitalization Value Fund is also subject to risks relating to its investing in value securities.

         SMALL COMPANIES. The Opportunities Fund [delete_text]invests [/delete_text] and the Small Capitalization Value Fund both invest in smaller companies, which tend to be more vulnerable to adverse developments than larger companies. The Opportunities Fund may invest in micro-cap companies and at such times will be particularly sensitive to the risks associated with small companies. Smaller companies may have limited product lines, markets, or financial resources, or may depend on a limited management group. They may be recently organized, without proven records of success. Their securities may trade infrequently and in limited volumes. As a result, the prices of these securities may fluctuate more than prices of securities of larger, more widely traded companies, and the [delete_text]Opportunities Fund[/delete_text] Funds may experience difficulty in establishing or closing out positions in these securities at prevailing market prices. Also, there may be less publicly available information about small companies or less market interest in their securities to reflect the full value of their issuers' earnings potential or assets.

         EQUITY SECURITIES. One risk of investing in either the Opportunities Fund or the Small Capitalization Value Fund is the risk that the value of the equity securities in the portfolio will fall, or will not appreciate as anticipated by Schroders, due to factors that adversely affect particular companies in the portfolio and/or the U.S. equities market in general.

         INITIAL PUBLIC OFFERINGS (IPOS). The Opportunities Fund [delete_text]may[/delete_text] and the Small Capitalization Value Fund may both purchase securities of companies in initial public offerings of their securities. Such investments are subject generally to the risks described above under "Small Companies." Such securities have no trading history, and information about such companies may be available for very limited periods. Under certain market conditions, very few companies, if any, may determine to make initial public offerings of their securities. The investment performance of the [delete_text]Opportunities Fund[/delete_text] Funds during periods when it is unable to invest significantly or at all in initial public offerings may be lower than during periods when the Fund is able to do so. The prices of securities sold in initial public offerings can be highly volatile.

         HIGH-YIELD/JUNK BONDS. The Opportunities Fund may also invest in securities rated below investment grade, also known as "junk bonds", which are lower-quality, high-yielding debt securities rated below Baa or BBB by Moody's Investors Service, Inc. or Standard & Poor's Rating Service (or, if they are unrated, determined by Schroders to be of comparable quality). The Small Capitalization Value Fund does not invest in securities rated below investment grade. See the Statements of Additional Information for the Funds for further descriptions of securities ratings assigned by Moody's and Standard and Poor's. Junk bonds may be regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. Their below investment grade rating reflects a greater possibility that the issuers may be unable to make timely payments of interest and principal and thus default. If this happens, or is perceived as likely to happen, the prices of those investments will usually be more volatile and are likely to fall. A default or expected default of an issuer could also make it difficult for the Opportunities Fund to sell the investments at prices approximating the values it had previously placed on them. Lower-rated debt usually has a more limited market than higher-rated debt, which may at times make it difficult for a Fund to buy or sell certain debt instruments or to establish their fair values. Securities rated below investment grade may also be more susceptible to real or perceived adverse economic and competitive industry conditions than higher-rated securities. A Fund may have to participate in legal proceedings or take possession of and manage assets that secure the issuer's obligations. This could increase a Fund's operating expenses and decrease its net asset value. To the extent that the Opportunities Fund holds below investment grade debt securities, the Fund's success in meeting its investment objective may depend more on Schroders's credit analysis of the issuer than if the Fund held exclusively investment-grade securities.

ADDITIONAL INFORMATION REGARDING RISKS OF THE OPPORTUNITIES FUND

         See the Opportunities Fund's Prospectus and Statement of Additional Information for further information about risks associated with an investment in the Opportunities Fund.

COMPARISON OF DISTRIBUTION POLICIES AND PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

         The Small Capitalization Value Fund and the Opportunities Fund have identical procedures concerning dividends and distributions. Each Fund distributes any net investment income and any net realized capital gain at least annually. For each Fund, distributions from net capital gains are made after applying any available capital loss carryovers. It is expected that, shortly before the Exchange Date (as defined in the Agreement and Plan of Reorganization), the Small Capitalization Value Fund will, if necessary, declare and distribute as a special dividend any investment company taxable income (computed without regard to the deduction for dividends paid) and any net realized capital gains through the Exchange Date not previously distributed.

         The two Funds have similar procedures for purchasing Fund shares, although shares of the Small Capitalization Value Fund are not currently being offered. Shares of the Opportunities Fund may be purchased at their net asset value next determined, without any sales charges or loads, through Schroder Fund Advisors Inc. ("SFA"), 875 Third Avenue, 22nd Floor, New York, New York 10022, the distributor of the Funds' shares.

         Each Trust reserves the right to reject any order to purchase shares of a Fund if the Trust or Schroders believes that the purchaser is engaging in "market timing" activity or similar conduct that may be harmful to the Fund or its shareholders.

         Shares of the Funds can generally be exchanged for shares of most other funds in the Schroders family of funds at any time at their respective net asset values, provided that the net asset value of the shares you are exchanging or the total value of all shares you own in the Schroders family of funds satisfies the minimum initial or additional amount (as applicable) for the class of shares you wish to acquire, as set forth in the prospectus relating to that class of shares. The Small Capitalization Value Fund and the Schroder MidCap Value Fund are not available as exchange options due to current plans involving the merger of the Small Capitalization Value Fund and the termination of the Schroder MidCap Value Fund.

         The two Funds have similar redemption procedures. Shares of either Fund may be sold back to the Fund on any day the New York Stock Exchange is open by sending a letter of instruction or stock power form to the Fund or by calling
(800) 464-3108 if telephonic redemption procedures were authorized for the account. The price received by shareholders is the net asset value next determined after receipt of the redemption request in good order, except that shareholders may have a redemption fee deducted from that amount as described in the Prospectus. Each Fund imposes a 2.00% redemption fee on shares redeemed (including in connection with an exchange) two months or less from their date of purchase. The fee is not a sales charge (load); it is paid directly to the Fund. The redemption fee applies to shares of the Opportunities Fund and the Small Capitalization Value Fund purchased on or after May 1, 2004.

         [delete_text]Schroder Series[/delete_text] Each Trust has agreed to redeem shares of each of the [delete_text]Small Capitalization Value Fund[/delete_text] Funds solely in cash up to the lesser of $250,000 or 1% of the [delete_text]Small Capitalization Value Fund[/delete_text] Funds'[deleted_text]s[/deleted_text] net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, [delete_text]Schroder Series[/delete_text] each Trust may pay any redemption proceeds exceeding this amount in whole or in part by distribution in kind of securities held by the [delete_text]Small Capitalization Value Fund[/delete_text] Funds in lieu of cash. If your shares are redeemed in kind, you should expect to incur transaction costs upon the disposition of the securities you receive from the [delete_text]Small Capitalization Value Fund[/delete_text] Funds. In addition, the price of these securities may change between the time when you receive the securities and the time when you are able to dispose of them.

         Each Fund has adopted a procedure for involuntary redemptions in the event that an account balance falls below a minimum threshold. For purposes of this involuntary redemption policy, accounts in the Opportunities Fund are currently required to maintain a minimum balance of $2,000. Shareholders in the Small Capitalization Value Fund are required to own a minimum of 50 shares.

II. DETAILS OF THE PROPOSED MERGER

         The Merger is proposed to take place pursuant to an Agreement and Plan of Reorganization between the Small Capitalization Value Fund and the Opportunities Fund, a form of which is attached to this Prospectus/Proxy Statement as Appendix A.

         The Agreement and Plan of Reorganization provides, among other things, for the transfer of all of the assets of the Small Capitalization Value Fund to the Opportunities Fund in exchange for (i) the issuance to the Small Capitalization Value Fund of the Merger Shares, the number of which will be calculated based on the value of the net assets of the Small Capitalization Value Fund acquired by the Opportunities Fund and the net asset value per share of the Opportunities Fund and (ii) the assumption by the Opportunities Fund of all of the liabilities of the Small Capitalization Value Fund, all as more fully described below under "Information Applicable to the Proposal."

         After receipt of the Merger Shares, the Small Capitalization Value Fund will cause the Merger Shares to be distributed to its shareholders, in complete liquidation of the Small Capitalization Value Fund. Each shareholder holding shares of the Small Capitalization Value Fund will receive a number of full and fractional Merger Shares of the Opportunities Fund equal in value at the date of the exchange to the aggregate net asset value of the shareholder's Small Capitalization Value Fund shares.

BOARD OF TRUSTEES' RECOMMENDATION. THE BOARD OF TRUSTEES OF SCHRODER SERIES TRUST HAS VOTED TO APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION AND RECOMMENDS THAT SHAREHOLDERS OF THE SMALL CAPITALIZATION VALUE FUND ALSO APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION.

BACKGROUND AND REASONS FOR THE PROPOSED MERGER

         The Board of Trustees of Schroder Series Trust, including all of its Trustees who are not "interested persons" of Schroder Series Trust (the "Independent Trustees"), has determined that the Merger would be in the best interests of the Small Capitalization Value Fund and that the interests of the Small Capitalization Value Fund's shareholders would not be diluted as a result of effecting the Merger. At a meeting held on May 11, 2004 the Board of Trustees approved the proposed Merger and recommended its approval by shareholders of the Small Capitalization Value Fund.

         Schroders informed the Trustees that it had agreed to sell to a third party its portfolio management division responsible for managing the Small Capitalization Value Fund. Schroders said that in connection with that transaction, it expected that all of the principal members of the portfolio management team for that Fund would be departing Schroders.

         Schroders told the Trustees that, although the investment approaches of the two Funds differ in certain respects, it believed the Opportunities Fund would provide a substantially similar investment opportunity for shareholders of the Small Capitalization Value Fund, offering a small capitalization investment focus employing fundamental company research. They told the Trustees that the Merger was expected to be effected on a tax-free basis. Schroders informed the Trustees that it expected the operating expenses of the Opportunities Fund to be comparable to, and likely lower than, those of the Small Capitalization Value Fund.

         Schroders told the Trustees that it had considered other options for the Small Capitalization Value Fund, including liquidation and continuation as a stand-alone mutual fund. Schroders believed, however, that liquidation was not desirable because it would not provide shareholders with a continuing mutual fund opportunity [delete_text]and might result in a less favorable tax result for many shareholders than the Merger[/delete_text]. Schroders also believed that continuation of the Fund's operations as a stand-alone mutual fund was a less desirable alternative than the Merger, because it failed to take advantage of potential efficiencies and economies of scale that might accrue to the combined Fund over time as a result of the combination of the two smaller Funds. Schroders further informed the Trustees that it would not expect to continue to limit the Small Capitalization Value Fund's expenses at the current level, if at all, after the expiration of the current expense limitation and that, as a result, the expenses of the Fund, should it continue as a stand-along mutual fund, would likely be substantially higher than those of the Opportunities Fund (whether or not the Merger is effected).

         At the time of the Trustees' meeting, it was not clear what amount of the assets held in the Small Capitalization Value Fund would continue to be held at the time of the Merger, in light of the change in the portfolio management team for that Fund. Schroders [delete_text]also[/delete_text] informed the Trustees that it was monitoring the realized and unrealized capital gain positions of the two Funds in order to limit any undue impact on either Fund from the Merger. Schroders noted that, in any event, a substantial number of the investments held by the Small Capitalization Value Fund would likely be sold before the Merger, resulting in distribution of realized capital gains to shareholders. Although Schroders [delete_text]said that it[/delete_text] believed at the time that the number of investments so to be sold before the Merger would [delete_text]almost surely[/delete_text] be smaller, and the amount of capital gain tax distributions to shareholders less, than if the Fund were liquidated, since that time the change in the management team of the Fund has resulted in the realization of substantially all of the capital gains that existed in the Fund's portfolio at the time of the change in the Fund's management team.

         On the basis of [delete_text]these factors[/delete_text] the factors presented at the Trustees' meeting, and at a subsequent meeting of where Schroders discussed with the Trustees the changes in the Small Capitalization Value Fund's portfolio and the relative realized and unrealized capital gain positions of the two Funds in light of those changes, the Trustees unanimously determined to approve the Agreement and Plan of Reorganization and to recommend its approval by shareholders of the Small Capitalization Value Fund.

INFORMATION APPLICABLE TO THE PROPOSAL

         AGREEMENT AND PLAN OF REORGANIZATION. If approved by shareholders of the Small Capitalization Value Fund, the Merger is expected to occur on or around August [delete_text]___,[/delete_text] 20, 2004, pursuant to the Agreement and Plan of Reorganization and satisfaction of various conditions stated therein. Pursuant to the Agreement and Plan of Reorganization, the Small Capitalization Value Fund will transfer all of its assets and liabilities to the Opportunities Fund, in exchange for the issuance of Merger Shares of the Opportunities Fund having an aggregate net asset value equal to the value of the net assets being transferred, all as of the Exchange Date (defined in the Agreement to be August [delete_text]___,[/delete_text] 20,

2004 or such other date as may be agreed upon by the Opportunities Fund and the Small Capitalization Value Fund). The following discussion of the Agreement and Plan of Reorganization is qualified in its entirety by the full text of the Agreement in Appendix A.

         Immediately following the Exchange Date, the Merger Shares received by the Small Capitalization Value Fund will be distributed pro rata to its shareholders of record as of the close of business on the Exchange Date. As a result of the proposed transaction, each holder of shares of the Small Capitalization Value Fund will receive a number of full and fractional shares of the Opportunities Fund having an aggregate net asset value at the Exchange Date equal to the aggregate net asset value of the shares of the Small Capitalization Value Fund held by the shareholder. This distribution will be accomplished by the establishment of accounts on the share records of the Opportunities Fund in the names of the Small Capitalization Value Fund shareholders, each account representing the respective number of full and fractional Merger Shares due such shareholder. Because the shares of the Opportunities Fund are not represented by certificates, certificates for Merger Shares will not be issued. Schroders does not currently intend to sell any shares of the Opportunities Fund immediately after the consummation of the Merger.

         The consummation of the transactions contemplated by the Proposal is subject to the conditions set forth in the Agreement and Plan of Reorganization, any of which conditions may be waived, except for the condition requiring shareholder approval of the Agreement and Plan of Reorganization. The Agreement may be terminated, and the Merger abandoned, at any time prior to the Exchange Date, before or after approval by the shareholders of the Small Capitalization Value Fund, by mutual consent of the Funds or, if any condition set forth in the Agreement has not been fulfilled and has not been waived by the party entitled to its benefits, by such party.

         Under the Agreement and Plan of Reorganization, Schroders has agreed to pay one-third of the expenses of the Merger. The Funds will bear the remaining expenses of the Merger (including, by way of example, legal and accounting fees and expenses, printing expenses, and other fees and expenses), such expenses to be allocated between them based on their relative net asset values. The total of these fees and expenses associated with the Merger and to be paid by the Funds is expected to be approximately $112,000, including the solicitation costs described below under "Voting Information - Solicitation of Proxies." Each Fund will bear its own portfolio transfer taxes (if any), brokerage and other similar expenses in connection with the Merger. Notwithstanding the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by any other party of such expenses would result in the disqualification of the first party as a "regulated investment company" within the meaning of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").

         DESCRIPTION OF THE MERGER SHARES. Full and fractional Merger Shares will be issued in the Merger to the Small Capitalization Value Fund's shareholders in accordance with the procedures set forth in the Agreement and Plan of Reorganization, as described above. The Merger Shares are shares of the Opportunities Fund.

         Each of the Merger Shares will be fully paid and nonassessable by the Opportunities Fund when issued, will be transferable without restriction, and will have no preemptive or conversion rights. The Opportunities Trust Instrument (as defined below) permits Schroder Capital Funds (Delaware) to divide its shares, without shareholder approval, into two or more series of shares representing separate investment portfolios and to divide any such series further, without shareholder approval, into two or more classes of shares having such preferences and special or relative rights and privileges as the Trustees may determine.

         FEDERAL INCOME TAX CONSEQUENCES.

         Note: A new portfolio management team at Schroders (the same team as manages the Opportunities Fund) began managing the Small Capitalization Value Fund in May 2004 when the investment team previously managing the Fund departed Schroders. The new team made changes to the Small Capitalization Value Fund's investment portfolio consistent with the Fund's investment policies and in line with the investment analysis and outlook of that team. As a result, the Small Capitalization Value Fund has realized substantially all of the capital gains that existed in its portfolio at the time of the change in the Fund's management team, generally limiting the tax benefit to most shareholders of the Small Capitalization Value Fund from the tax-free nature of the Merger.

         The Merger is intended to be a tax-free reorganization. As a condition to each Fund's obligation to consummate the Merger, the Fund will receive an opinion from counsel to Schroder Capital Funds (Delaware) to the effect that, on the basis of the existing provisions of the Code, current administrative rules, and court decisions, for federal income tax purposes: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Opportunities Fund and the Small Capitalization Value Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;
(ii) under Section 361 of the Code, no gain or loss will be recognized by the Small Capitalization Value Fund upon the transfer of its assets to the Opportunities Fund in exchange for Merger Shares and the assumption by the Opportunities Fund of the Small Capitalization Value Fund's liabilities, or upon the distribution of the Opportunities Fund shares by the Small Capitalization Value Fund to its shareholders in liquidation; (iii) under Section 354 of the Code, no gain or loss will be recognized by shareholders of the Small Capitalization Value Fund on the distribution of Merger Shares to them in exchange for their shares of the Small Capitalization Value Fund; (iv) under
Section 358 of the Code, the aggregate tax basis of the Merger Shares that the Small Capitalization Value Fund's shareholders receive in exchange for their Small Capitalization Value Fund shares will be the same as the aggregate basis of the Small Capitalization Value Fund shares exchanged therefor; (v) under
Section 1223(1) of the Code, an Small Capitalization Value Fund shareholder's holding period for the Merger Shares received pursuant to the Agreement will be determined by including the holding period for the Small Capitalization Value Fund shares exchanged for the Merger Shares, provided that the shareholder held the Small Capitalization Value Fund shares as a capital asset; (vi) under Section 1032 of the Code, no gain or loss will be recognized by the Opportunities Fund upon receipt of the assets transferred to the Opportunities Fund pursuant to the Agreement in exchange for the Merger Shares and the assumption by the Opportunities Fund of the liabilities of the Small Capitalization Value Fund; (vii) under Section 362(b) of the Code, the Opportunities Fund's tax basis in the assets that the Opportunities Fund receives from the Small Capitalization Value Fund will be the same as the Small Capitalization Value Fund's tax basis in such assets immediately prior to such exchange; and (viii) under Section 1223(2) of the Code, the Opportunities Fund's holding periods in such assets will include the Small Capitalization Value Fund's holding periods in such assets. The opinion will be based on certain factual certifications made by officers of Schroder Capital Funds (Delaware) and will also be based on customary assumptions. The opinion is not a guarantee that the tax consequences of the Merger will be as described above.

         Prior to the Exchange Date, the Small Capitalization Value Fund will declare a distribution to shareholders which, together with all previous distributions, will have the effect of distributing to its shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net capital gains, if any, realized through the Exchange Date. Distribution of investment company taxable income, including, in particular, any net short term capital gains will be taxable as ordinary dividends; any distribution of excess, if any, of net long term capital gains over net short term capital losses ("net capital gains") will be taxable as net capital gains.

         This description of the federal income tax consequences of the Merger is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the Merger, including the applicability and effect of state, local, foreign and other tax laws.

         OTHER RIGHTS OF SECURITY HOLDERS

         The Opportunities Fund is a series of Schroder Capital Funds (Delaware), a Delaware statutory trust governed by Delaware law. The Small Capitalization Value Fund is a series of Schroder Series Trust, a Massachusetts business trust governed by Massachusetts law. The Opportunities Fund is governed by the Trust Instrument as amended and restated as of February 5, 2002 (the "Opportunities Trust Instrument"). The Small Capitalization Value Fund is governed by the Agreement and Declaration of Trust, as amended through March 1, 1997 (the "Small Capitalization Declaration of Trust"), and each Trust is also governed by its By-Laws and Board of Trustees. The Opportunities Trust Instrument and Small Capitalization Declaration of Trust are similar but not identical to one another, and therefore shareholders of the Funds may have different rights. Additional information about the Opportunities Trust Instrument and Small Capitalization Declaration of Trust is provided below.

         Shareholders of the Opportunities Fund and the Small Capitalization Value Fund have a number of rights in common. Shares of each Fund entitle their holders to one vote per share, with fractional shares voting proportionally; however, a separate vote will be taken by each Fund or class of shares on matters affecting the particular Fund or class, as determined by the Trustees. For example, a change in a fundamental investment policy for a Fund would be voted upon only by shareholders of that Fund and a change to a distribution plan relating to a particular class and requiring shareholder approval would be voted upon only by shareholders of that class. Shares have noncumulative voting rights. Although the Trusts are not required to hold annual meetings of their shareholders, shareholders have the right to call a meeting to elect or remove Trustees or to take other actions as provided in the Opportunities Trust Instrument and Small Capitalization Declaration of Trust. Shares have no preemptive or subscription rights, and are transferable. Shares are entitled to dividends as declared by the Trustees, and if a Fund were liquidated, each class of shares of the Fund would receive the net assets of the Fund attributable to the class.

         [deleted_text]Shareholders of both Funds are also both entitled[/deleted_text] Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the Trust. Unlike Massachusetts law, applicable Delaware law expressly provides for limited liability of shareholders of statutory trusts. However, the Small Capitalization Declaration of Trust and the Opportunities Trust Instrument both entitle shareholders to indemnification out of the assets of the [deleted_text]Fund[/deleted_text] Funds to the extent that they are held personally liable solely by reason of being a shareholder of the [deleted_text]Fund[/deleted_text] Funds, and not because of their own acts or omissions or for some other reason. All consideration received by the Trusts for the issue or sale of shares of each Fund, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds, including proceeds from sale, exchange or liquidation of assets, are held and accounted for separately from other assets of the Trust and belong to that Fund for all purposes, subject only to the rights of creditors. Thus, the risk of a shareholder's incurring financial loss from shareholder liability is limited to circumstances in which a Fund is unable to meet its obligations (and, in the case of the Opportunities Fund, the limitation of liability under Delaware law is not applied).

         Either Fund may be terminated by vote of its Trustees. [deleted_text]The[/deleted_text] Small Capitalization Declaration of [deleted_text]Trust of Schroder Series[/deleted_text] Trust may be amended by an instrument in writing signed by a majority of the Trustees when authorized to do so by vote of shareholders holding a majority of the shares entitled to vote, except that an amendment which in the determination of the Trustees shall affect the holders of one or more series or classes of shares but not the holders of all outstanding series and classes shall be authorized by vote of the shareholders holding a majority of the shares entitled to vote of each series and class affected and no vote of shareholders of a series or class not affected shall be required. Amendments having the purpose of changing the name of the Trust or of supplying any omission, curing any ambiguity or curing, correcting, or supplementing any defective or inconsistent provision contained in the Small Capitalization Declaration of Trust shall not require authorization by shareholders' vote. Trustees of Schroder Capital Funds (Delaware) may amend the Opportunities Trust Instrument without a shareholder vote, except that shareholders of Schroder Capital Funds (Delaware) have the right to vote on any amendment which would affect their right to vote, on any amendment to their right to vote on amendments, on any amendment as may be required by law or by the Trust's registration statement and on any amendment submitted to them by the Trustees.

         The Declaration of Trust of Schroder Series Trust provides expressly that shareholders have the power to vote to the same extent as the stockholders of a Massachusetts business corporation as to whether or not a court action, proceeding or claim should or should not be brought or maintained derivatively or as a class action on behalf of Schroder Series Trust or the shareholders.

         Quorum for a shareholder meeting of Schroder Capital Funds (Delaware) is one-third of the shares entitled to vote in person or by proxy, except that, where the vote is by series or class, then quorum is one-third of the aggregate number of shares of that series or class entitled to vote. Quorum for a shareholder meeting of Schroder Series Trust is 30% of shares entitled to vote in person or by proxy, and where the vote is by series or by class, quorum is 30% of the aggregate number of shares of that series or class.

         The foregoing is a very general summary of certain provisions of the Opportunities Trust Instrument and Small Capitalization Declaration of Trust. It is qualified in its entirety by reference to the Opportunities Trust Instrument and Small Capitalization Declaration of Trust themselves and to Massachusetts and Delaware law.

CAPITALIZATION

         The following table shows, on an unaudited basis, the capitalizations of the Opportunities Fund and the Small Capitalization Value Fund as of [deleted_text]April[/deleted_text] June 30, 2004, and of the Opportunities Fund on a pro forma basis as of that date, assuming the Merger had occurred as of that date:

CAPITALIZATION TABLE
[deleted_text]APRIL[/deleted_text] JUNE 30, 2004
(UNAUDITED)  [TO BE CONFIRMED]

-------------------------------------------------------------------------------------------------------------------------------
                            SCHRODER SMALL                       SCHRODER U.S.                 SCHRODER U.S. OPPORTUNITIES
                       CAPITALIZATION VALUE FUND              OPPORTUNITIES FUND                 FUND PRO FORMA COMBINED
-------------------------------------------------------------------------------------------------------------------------------
                            [deleted_text]              [deleted_text]$[/deleted_text]                 [deleted_text]
Net assets                   $ 46,882,307               $ [deleted_text]69,759,675                     $ 116,641,982
                            [/deleted_text]                    [/deleted_text]                        [/deleted_text]
                             $ 27,605,896                        73,749,130                            $ 101,355,026
-------------------------------------------------------------------------------------------------------------------------------
Shares outstanding          [deleted_text]                      [deleted_text]                         [deleted_text]
                                3,104,779                         3,838,916                                6,415,701
                            [/deleted_text]                    [/deleted_text]                         [/deleted_text]
                                2,176,135                         3,944,076                                5,420,055
-------------------------------------------------------------------------------------------------------------------------------
Net asset value per
share                [deleted_text]$[/deleted_text]     [deleted_text]$[/deleted_text]         [deleted_text]$[/deleted_text]
                         $ [deleted_text]15.10               $ [deleted_text]18.18                 $ [deleted_text]18.18
                         [/deleted_text] 12.69               [/deleted_text] 18.70                 [/deleted_text] 18.70
-------------------------------------------------------------------------------------------------------------------------------

Pro forma financial statements of the Opportunities Fund as of and for the twelve month period ended April 30, 2004 are included in the Merger SAI. Because the Agreement and Plan of Reorganization provides that the Opportunities Fund will be the surviving Fund following the Merger, the pro forma financial statements reflect the transfer of the assets and liabilities of the Small Capitalization Value Fund to the Opportunities Fund. The pro forma schedule of investments included in the Merger SAI assumes that the Merger had occurred as of April 30, 2004, and that the investments held by the Small Capitalization Value Fund as of that date were transferred to the Opportunities Fund. For the reasons described above, the Small Capitalization Value Fund does not currently hold in its portfolio any of the investments held by it on April 30, 2004, and its investment portfolio is substantially similar to that of the Opportunities Fund.

Information about the Small Capitalization Value Fund is incorporated by reference from the current combined Prospectus and is available upon request from Schroder Capital Funds (Delaware) without charge.


III. VOTING INFORMATION

         REQUIRED SHAREHOLDER VOTE. Approval of the proposed Merger will require the affirmative vote of a "majority of the outstanding voting securities" of the Small Capitalization Value Fund (as defined in the Investment Company Act of 1940, as amended), which means the affirmative vote of the lesser of (1) more than 50% of the outstanding shares of the Small Capitalization Value Fund or (2) 67% or more of the shares of the Small Capitalization Value Fund present at a meeting if more than 50% of the outstanding shares of the Small Capitalization Value Fund are represented at the meeting in person or by proxy.

         RECORD DATE, QUORUM, AND METHOD OF TABULATION. Shareholders of record of the Small Capitalization Value Fund at the close of business on July [deleted_text]___,[/deleted_text] 9, 2004 (the

"Record Date") will be entitled to notice of and to vote at the Meeting or any adjournment thereof. The holders of thirty percent of the aggregate number of shares of the Small Capitalization Value Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting, although a greater number will be required to approve the Proposal. Shareholders are entitled to one vote for each share held, with fractional shares voting proportionately.

         Votes cast by proxy or in person at the Meeting will be counted by one or more persons appointed by Schroder Series Trust as tellers for the Meeting. The tellers will count the total number of votes cast "FOR" approval of the Proposal for purposes of determining whether sufficient affirmative votes have been cast. The tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of negative votes on the Proposal.

         SHARES OUTSTANDING AND BENEFICIAL OWNERSHIP. As of the Record Date, as shown on the books of the Small Capitalization Value Fund, there were issued and outstanding [deleted_text][ ][/deleted_text] 1,527,886.4510 shares of beneficial interest of the Small Capitalization Value Fund and [ ] shares of beneficial interest of the Opportunities Fund.

         As of the Record Date, the officers and Trustees of Schroder Capital Funds (Delaware) as a group beneficially owned less than 1% of the outstanding shares of the Opportunities Fund. As of the Record Date, the officers and Trustees of Schroder Series Trust as a group beneficially owned less than 1% of the outstanding shares of the Small Capitalization Value Fund. The following table gives the names and addresses of the persons who, to the knowledge of the Funds, owned of record [deleted_text]or beneficially[/deleted_text] 5% or more of the outstanding shares of the Small Capitalization Value Fund or the Opportunities Fund as of the Record Date[deleted_text]:[/deleted_text]. The Trusts do not know of any person who owned beneficially 5% or more of the outstanding shares of either Fund as of the Record Date.

OPPORTUNITIES FUND

[deleted_text][To be supplied.][/deleted_text]

--------------------------------------------------------------------------------
Record or Beneficial Owner              Percentage of Outstanding Investor
                                        Shares Owned

National Financial Svcs Corp.           9.59%
For exclusive benefit of customers
Attn: Mutual Fund Dept 5th Flr.
200 Liberty Street
1 World Financial Center
New York, NY 10281-1003
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Fidelity Investments Institutional      9.26%
Operations Co Inc. (FIIC) as agent
For certain employee benefit plans
100 Magellan Way KWIC
Covington KY 41015-1999

Charles Schwab & Co Inc.                44.81%
Special Cust Ac for the
Benefit of customers
Attn Mutual Funds
101 Montgomery Street
San Francisco CA 94104-4122

JPMorgan Chase                          8.66%
Mutual Funds Section
14221 Dallas Parkway
7-2-JIP-138
Dallas TX 75254-2942
--------------------------------------------------------------------------------

SCHRODER SMALL CAPITALIZATION VALUE FUND

[deleted_text][To be supplied.][/deleted_text]

--------------------------------------------------------------------------------
Record or Beneficial Owner              Percentage of Outstanding Investor
                                        Shares Owned

National Financial Svcs Corp.           11.16%
For exclusive benefit of customers
Attn: Mutual Funds Dept 5th Flr.
200 Liberty Street
1 World Financial Center
New York, NY 1028-1003

Northern Trust Co TTEE                  21.58%
FBO STP
Acct # 22-48216
P.O. Box 92956
Chicago, IL 60675-2956

Pershing LLC                            5.06%
P.O. Box 2052
Jersey City, NJ 07303-9998

Pershing LLC                            5.14%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
P.O. Box 2052
Jersey City, NJ 07303-9998
--------------------------------------------------------------------------------

         SOLICITATION OF PROXIES. In addition to the solicitation of proxies by mail, the Trustees of Schroder Series Trust and employees of Schroders or its affiliates may solicit proxies in person or by telephone. The Trust has retained D.F. King & Co., Inc. ([deleted_text]"[/deleted_text]"D.F. King"[deleted_text]"[/deleted_text]), 48 Wall Street, 22nd Floor, New York, NY 10005, to aid in the solicitation of proxies. The costs of retaining D.F. King and other expenses incurred in connection with the solicitation of proxies, other than expenses in connection with solicitation by the employees of Schroders, will be borne by the Funds . The anticipated cost associated with the solicitation of proxies by D.F. King is $15,000 plus any reasonable out of pocket expenses incurred by D.F. King.

         SHAREHOLDER VOTING BY TELEPHONE. In addition to voting by mail or in person at the meetings, you may give your voting instructions over the telephone by calling 888-605-1958. A representative of D.F. King will answer your call. When receiving your instructions by telephone, the D.F. King representative is required to ask you for your full name, address, a portion of your social security or employer identification number, title (if the person giving the proxy is authorized to act for an entity, such as a corporation), and to confirm that you have received the proxy statement in the mail. If the information you provide matches the information provided to D.F. King by Schroders, then the D.F. King representative will explain the process. D.F. King is not permitted to recommend to you how to vote, other than to read any recommendations included in this Prospectus/Proxy Statement. D.F. King will record your instructions and send you a letter or mailgram to confirm your vote. That letter will also ask you to call D.F. King immediately if the confirmation does not reflect your instructions correctly. You may receive a call from a representative of D.F. King if Schroders has not yet received your vote. D.F. King will record all instructions it receives from shareholders by telephone, and the proxies it signs in accordance with those instructions, in accordance with the procedures set forth above. The Trust believes that those procedures are reasonably designed to determine accurately the shareholder[deleted_text]'[/deleted_text]'s identity and voting instructions.

         REVOCATION OF PROXIES. Any shareholder giving a proxy has the power to revoke it by mail (addressed to the Clerk of Schroder Series Trust at 875 Third Avenue, 22nd Floor, New York, New York 10022), in person at the Meeting, by executing and submitting a superseding proxy, or by providing telephone or written notice of revocation to the Clerk of Schroder Series Trust. All properly executed proxies received in time for the Meeting will be voted as specified in the proxy, or, if no specification is made, to approve the Proposal.

         ADJOURNMENT. If sufficient votes in favor the Proposal are not received by the time scheduled for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. Any adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of Proposal. They will vote against any such adjournment those proxies required to be voted against the Proposal. The cost of any additional solicitation will be borne by the Funds.

         SHAREHOLDER PROPOSALS AT FUTURE MEETINGS OF SHAREHOLDERS. The Declaration of Trust of Schroder Series Trust does not provide for annual meetings of shareholders, and Schroder Series Trust does not currently intend to hold such a meeting for shareholders of the Small Capitalization Value Fund in 2004. Shareholder proposals for inclusion in a proxy statement for any subsequent meeting of the Small Capitalization Value Fund's shareholders must be received by Schroder Series Trust a reasonable period of time prior to the time the Fund begins to print the proxy materials for any such meeting. Notice of all other proposals to be submitted for shareholder consideration at any meeting must be received by the Fund a reasonable period of time prior to the meeting. If the Merger described in the Proposal is consummated, there will be no further meetings of the shareholders of the Small Capitalization Value Fund.

         OTHER MATTERS. The Trustees of Schroder Series Trust know of no matters other than those set forth herein to be brought before the meeting. If, however, any other matters properly come before the Meeting, it is the Trustees' intention that proxies will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.


IV. INFORMATION ABOUT THE FUNDS

         Other information regarding the Funds, including information with respect to their investment objectives, policies, and restrictions and financial history may be found in the Merger SAI, the Trusts' combined Prospectus in respect of the Funds, the current Statements of Additional Information of Schroder Capital Funds (Delaware) and Schroder Series Trust, and the Trusts' current combined Annual Report and Semi-Annual Report, which are available upon request by calling 800-464-3108. The Trusts' current combined Prospectus [deleted_text]and[/deleted_text], Annual Report for the fiscal year ended October 31, 2003 and Semi-Annual Report for the six-month period ended April 30, 2004 have been delivered with this Prospectus/Proxy Statement.

         Schroder Series Trust and Schroder Capital Funds (Delaware) are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the Securities and Exchange Commission. Reports, proxy materials and other information filed by the Trusts with respect to the Funds can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and 233 Broadway, New York, New York 10279. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission,

Washington, D.C. 20549, at prescribed rates, or at no charge from the EDGAR database on the SEC's website at "www.sec.gov."

APPENDIX A


                      AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (the "Agreement") is made as of [deleted_text]June __,[/deleted_text] May 11, 2004 in New York, New York, by and among Schroder Series Trust, a Massachusetts business trust, on behalf of its Schroder Small Capitalization Value Fund series (the "Small Capitalization Value Fund"), Schroder Capital Funds (Delaware), a Delaware statutory trust, on behalf of its Schroder U.S. Opportunities Fund series (the "Opportunities Fund"), and Schroder Investment Management North America Inc. ("SIMNA"), as to Section 5 only.

PLAN OF REORGANIZATION

         A. The Small Capitalization Value Fund will sell, assign, convey, transfer and deliver to the Opportunities Fund on the Exchange Date (as defined in Section 6) all of its properties and assets. In consideration therefor, the Opportunities Fund shall, on the Exchange Date, assume all of the liabilities of the Small Capitalization Value Fund existing at the Valuation Time (as defined in Section 3(c)) and deliver to the Small Capitalization Value Fund a number of full and fractional shares of beneficial interest of the Opportunities Fund (the "Merger Shares") having an aggregate net asset value equal to the value of the assets of the Small Capitalization Value Fund transferred to the Opportunities Fund on such date less the value of the liabilities of the Small Capitalization Value Fund assumed by the Opportunities Fund on that date.

         B. Upon consummation of the transaction described in paragraph (a) above, the Small Capitalization Value Fund shall distribute in complete liquidation to its Investor Class shareholders of record as of the Exchange Date the Merger Shares, each shareholder being entitled to receive that proportion of such Merger Shares which the number of shares of the Small Capitalization Value Fund held by such shareholder bears to the number of shares of the Small Capitalization Value Fund outstanding on such date. Certificates representing the Merger Shares will not be issued. All issued and outstanding shares of the Small Capitalization Value Fund will simultaneously be canceled on the books of the Small Capitalization Value Fund.

         C. As promptly as practicable after the liquidation of the Small Capitalization Value Fund as aforesaid, the Small Capitalization Value Fund shall be dissolved pursuant to the provisions of the Agreement and Declaration of Trust of Schroder Series Trust (the "Declaration of Trust") and applicable law, and its legal existence terminated. Any reporting responsibility of the Small Capitalization Value Fund is and shall remain the responsibility of the Small Capitalization Value Fund up to and including the Exchange Date and, if applicable, such later date on which the Small Capitalization Value Fund is liquidated.

AGREEMENT

I. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE OPPORTUNITIES FUND. The Opportunities Fund represents and warrants to and agrees with the Small Capitalization Value Fund that:

         A. The Opportunities Fund is a series of Schroder Capital Funds (Delaware), a Delaware statutory trust duly established and validly existing under the laws of the State of Delaware, and has power to own all of its properties and assets and to carry out its obligations under this Agreement. Schroder Capital Funds (Delaware) is qualified as a foreign association in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on Schroder Capital Funds (Delaware). Each of Schroder Capital Funds (Delaware) and the Opportunities Fund has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

         B. A statement of assets and liabilities, statement of operations, statement of changes in net assets and a schedule of investments (indicating their market values) of the Opportunities Fund as of and for the fiscal year ended October 31, 2003 have been furnished to the Small Capitalization Value Fund. Such statements of assets and liabilities and schedules fairly present the financial position of the Opportunities Fund as of such dates and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby in conformity with generally accepted accounting principles.

         C. The current prospectus and statement of additional information of Schroder Capital Funds (Delaware), each dated March 1, 2004, relating to the Opportunities Fund, which have previously been furnished to the Small Capitalization Value Fund, and any amendment or supplement thereto or any superceding prospectus or statement of additional information in respect thereof in effect prior to the Exchange Date, which will be furnished to the Small Capitalization Value Fund (collectively, as from time to time amended, the "Opportunities Fund Prospectus"), did not as of such date, do not as of the date hereof, and will not as of the Exchange Date contain, with respect to the Opportunities Fund, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

         D. There are no material legal, administrative or other proceedings pending or, to the knowledge of Schroder Capital Funds (Delaware) or the Opportunities Fund, threatened against Schroder Capital Funds (Delaware) or the Opportunities Fund, which assert liability on the part of the Opportunities Fund. Except as disclosed by the Opportunities Fund to the Small Capitalization Value Fund, the Opportunities Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

         E. The Opportunities Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown belonging to it on its statement of assets and liabilities as of October 31, 2003, those incurred in the ordinary course of its business as an investment company since October 31, 2003, and those to be assumed pursuant to this Agreement. Prior to the Exchange Date, the Opportunities Fund will endeavor to quantify and to reflect on its balance sheet all of its material known liabilities and will advise the Small Capitalization Value Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to October 31, 2003, whether or not incurred in the ordinary course of business.

         F. As of the Exchange Date, the Opportunities Fund will have filed all federal and other tax returns and reports which, to the knowledge of the officers of Schroder Capital Funds (Delaware), are required to be filed by the Opportunities Fund and will have paid or will pay all federal and other taxes shown to be due on said returns or on any assessments received by the Opportunities Fund. All tax liabilities of the Opportunities Fund have been adequately provided for on its books, and no tax deficiency or liability of the Opportunities Fund has been asserted, and no question with respect thereto has been raised or is under audit, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

         G. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Opportunities Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act and state insurance, securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico).

         H. The registration statement (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") by Schroder Capital Funds (Delaware) on Form N-14 on behalf of the Opportunities Fund and relating to the Merger Shares issuable hereunder and the proxy statement of the Small Capitalization Value Fund relating to the meeting of the Small Capitalization Value Fund shareholders referred to in Section 7(a) herein (together with the documents incorporated therein by reference, the "Small Capitalization Value Fund Proxy Statement"), on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders meeting referred to in
Section 7(a) and on the Exchange Date, the prospectus which is contained in the Registration Statement, as amended or supplemented by any amendments or supplements filed with the Commission by Schroder Capital Funds (Delaware), and the Small Capitalization Value Fund Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Small Capitalization Value Fund Proxy Statement made in reliance upon and in conformity with information furnished by the Small Capitalization Value Fund to the Opportunities Fund for use in the Registration Statement or the Small Capitalization Value Fund Proxy Statement.

         I. There are no material contracts outstanding to which the Opportunities Fund is a party, other than as are or will be disclosed in the Opportunities Fund Prospectus, the Registration Statement or the Small Capitalization Value Fund Proxy Statement.

         J. All of the issued and outstanding shares of beneficial interest of the Opportunities Fund have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Opportunities Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

         K. The Opportunities Fund qualifies and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").

         L. The issuance of the Merger Shares pursuant to this Agreement will be in compliance with all applicable federal and state securities laws.

         M. The Merger Shares to be issued to the Small Capitalization Value Fund have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and non-assessable by the Opportunities Fund, and no shareholder of the Opportunities Fund will have any preemptive right of subscription or purchase in respect thereof.

         N. All issued and outstanding shares of the Opportunities Fund are, and at the Exchange Date will be, duly authorized, validly issued, fully paid and non-assessable by the Opportunities Fund. The Opportunities Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Opportunities Fund shares, nor is there outstanding any security convertible into any Opportunities Fund shares.

II. REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE SMALL CAPITALIZATION VALUE FUND. The Small Capitalization Value Fund represents and warrants to and agrees with the Opportunities Fund that:

         A. The Small Capitalization Value Fund is a series of Schroder Series Trust, a Massachusetts business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out this Agreement. Schroder Series Trust is qualified as a foreign association in every jurisdiction where required, except to the extent that failure to so qualify would not have a material adverse effect on Schroder Series Trust. Each of Schroder Series Trust and the Small Capitalization Value Fund has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to carry out this Agreement.

         B. A statement of assets and liabilities, statement of operations, statement of changes in net assets and a schedule of investments (indicating their market values) of the Small Capitalization Value Fund as of and for the fiscal year ended October 31, 2003 have been furnished to the Opportunities Fund. Such statements of assets and liabilities and schedules fairly present the financial position of the Small Capitalization Value Fund as of such dates, and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby, in conformity with generally accepted accounting principles.

         C. The current prospectus and statement of additional information of Schroder Series Trust, each dated March 1, 2004 relating to the Small Capitalization Value Fund, which have been previously furnished to the Opportunities Fund, and any amendment or supplement thereto or any superceding prospectus or statement of additional information in respect thereof in effect prior to the Exchange Date, which will be furnished to the Opportunities Fund (collectively, as from time to time amended, the "Small Capitalization Value Fund Prospectus"), did not as of such date, do not as of the date hereof, and will not as of the Exchange Date contain, with respect to the Small Capitalization Value Fund, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

         D. There are no material legal, administrative or other proceedings pending or, to the knowledge of Schroder Series Trust or the Small Capitalization Value Fund, threatened against Schroder Series Trust or the Small Capitalization Value Fund, which assert liability on the part of the Small Capitalization Value Fund. Except as disclosed by the Small Capitalization Value Fund to the Opportunities Fund, the Small Capitalization Value Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

         E. There are no material contracts outstanding to which the Small Capitalization Value Fund is a party, other than as are disclosed in the registration statement on Form N-1A of Schroder Series Trust or the Small Capitalization Value Fund Prospectus.

         F. The Small Capitalization Value Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown on the Small Capitalization Value Fund's statement of assets and liabilities as of October 31, 2003 referred to above and those incurred in the ordinary course of its business as an investment company since such date. Prior to the Exchange Date, the Small Capitalization Value Fund will endeavor to quantify and to reflect on its balance sheet all of its material known liabilities and will advise the Opportunities Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to October 31, 2003, whether or not incurred in the ordinary course of business.

         G. As of the Exchange Date, the Small Capitalization Value Fund will have filed all federal and other tax returns and reports which, to the knowledge of the officers of Schroder Series Trust, are required to be filed by the Small Capitalization Value Fund and has paid or will pay all federal and other taxes shown to be due on said returns or on any assessments received by the Small Capitalization Value Fund. All tax liabilities of the Small Capitalization Value Fund have been adequately provided for on its books, and no tax deficiency or liability of the Small Capitalization Value Fund has been asserted, and no question with respect thereto has been raised or is under audit, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

         H. At the Exchange Date, Schroder Series Trust, on behalf of the Small Capitalization Value Fund, will have full right, power and authority to sell, assign, transfer and deliver the Investments (as defined below) and any other assets and liabilities of the Small Capitalization Value Fund to be transferred to the Opportunities Fund pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, the Opportunities Fund will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof, except as previously disclosed to the Opportunities Fund. As used in this Agreement, the term "Investments" shall mean the Small Capitalization Value Fund's investments shown on the schedule of its investments as of October 31, 2003 referred to in Section 2(b) hereof, as supplemented with such changes in the portfolio as the Small Capitalization Value Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions through the Exchange Date.

         I. No registration under the 1933 Act of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Opportunities Fund or the Small Capitalization Value Fund, except as previously disclosed to the Opportunities Fund by the Small Capitalization Value Fund.

         J. No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Small Capitalization Value Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, 1934 Act, the 1940 Act or state insurance, securities or blue sky laws.

         K. The Registration Statement and the Small Capitalization Value Fund Proxy Statement, on the effective date of the Registration Statement, (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders meeting referred to in Section 7(a) and on the Exchange Date, the Small Capitalization Value Fund Proxy Statement and the Registration Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement or the Small Capitalization Value Fund Proxy Statement made in reliance upon and in conformity with information furnished by the Opportunities Fund to the Small Capitalization Value Fund or Schroder Series Trust for use in the Registration Statement or the Small Capitalization Value Fund Proxy Statement.

         L. The Small Capitalization Value Fund qualifies and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Subchapter M of the Code.

         M. At the Exchange Date, the Small Capitalization Value Fund will have sold such of its assets, if any, as are necessary to assure that, after giving effect to the acquisition of the assets of the Small Capitalization Value Fund pursuant to this Agreement, the Opportunities Fund will remain in compliance with such mandatory investment restrictions as are set forth in the Prospectus, as amended through the Exchange Date. Notwithstanding the foregoing, nothing herein will require the Small Capitalization Value Fund to dispose of any assets if, in the reasonable judgment of the Small Capitalization Value Fund, such disposition would adversely affect the tax-free nature of the reorganization or would violate the Small Capitalization Value Fund's fiduciary duty to its shareholders.

         N. All of the issued and outstanding shares of beneficial interest of the Small Capitalization Value Fund shall have been offered for sale and sold in conformity with all applicable federal and state securities laws (including any applicable exemptions therefrom), or the Small Capitalization Value Fund has taken any action necessary to remedy any prior failure to have offered for sale and sold such shares in conformity with such laws.

         O. All issued and outstanding shares of the Small Capitalization Value Fund are, and at the Exchange Date will be, duly authorized, validly issued, fully paid and non-assessable by the Small Capitalization Value Fund. The Small Capitalization Value Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Small Capitalization Value Fund shares, nor is there outstanding any security convertible into any of the Small Capitalization Value Fund shares.

III. REORGANIZATION.

         A. Subject to the requisite approval of the shareholders of the Small Capitalization Value Fund and to the other terms and conditions contained herein (including the Small Capitalization Value Fund's obligation to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 8(k)), the Small Capitalization Value Fund agrees to sell, assign, convey, transfer and deliver to the Opportunities Fund, and the Opportunities Fund agrees to acquire from the Small Capitalization Value Fund, on the Exchange Date all of the Investments and all of the cash and other properties and assets of the Small Capitalization Value Fund, whether accrued or contingent (including cash received by the Small

Capitalization Value Fund upon the liquidation by the Small Capitalization Value Fund of any Investments), in exchange for that number of shares of beneficial interest of the Opportunities Fund provided for in Section 4 and the assumption by the Opportunities Fund of all of the liabilities of the Small Capitalization Value Fund, whether accrued or contingent, existing at the Valuation Time (as defined below). Pursuant to this Agreement, the Small Capitalization Value Fund will, as soon as practicable after the Exchange Date, distribute in complete liquidation all of the Merger Shares received by it to the shareholders of the Small Capitalization Value Fund in exchange for their shares, respectively, of the Small Capitalization Value Fund.

         B. The Small Capitalization Value Fund will pay or cause to be paid to the Opportunities Fund any interest, cash or such dividends, rights and other payments received by it on or after the Exchange Date with respect to the Investments and other properties and assets of the Small Capitalization Value Fund, whether accrued or contingent, received by it on or after the Exchange Date. Any such distribution shall be deemed included in the assets transferred to the Opportunities Fund at the Exchange Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone "ex" such distribution prior to the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date shall be included in the determination of the value of the assets of the Small Capitalization Value Fund acquired by the Opportunities Fund.

         C. The Valuation Time shall be 4:00 p.m. Eastern time on the Exchange Date or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

IV. VALUATION TIME. On the Exchange Date, the Opportunities Fund will deliver to the Small Capitalization Value Fund a number of full and fractional Merger Shares having an aggregate net asset value equal to the value of the assets of the Small Capitalization Value Fund transferred to the Opportunities Fund on such date less the value of the liabilities of the Small Capitalization Value Fund assumed by the Opportunities Fund on that date.

         A. The net asset value of the Merger Shares to be delivered to the Small Capitalization Value Fund, the value of the assets of the Small Capitalization Value Fund and the value of the liabilities of the Small Capitalization Value Fund to be assumed by the Opportunities Fund shall in each case be determined as of the Valuation Time.

         B. The net asset value of the Merger Shares shall be computed in the manner set forth in the Opportunities Fund Prospectus. The value of the assets and liabilities of the Small Capitalization Value Fund shall be determined by the Opportunities Fund, in cooperation with the Small Capitalization Value Fund, pursuant to procedures which the Opportunities Fund would use in determining the fair market value of the Opportunities Fund's assets and liabilities.

         C. No adjustment shall be made in the net asset value of either the Small Capitalization Value Fund or the Opportunities Fund to take into account differences in realized and unrealized gains and losses.

         D. The Small Capitalization Value Fund shall distribute the Merger Shares to the shareholders of the Small Capitalization Value Fund by furnishing written instructions to the Opportunities Fund's transfer agent, which will as soon as practicable open accounts for each Small Capitalization Value Fund shareholder in accordance with such written instructions.

         E. The Opportunities Fund shall assume all liabilities of the Small Capitalization Value Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent dissolution of the Small Capitalization Value Fund or otherwise.

V. EXPENSES, FEES, ETC.

         A. All legal and accounting fees and expenses, printing expenses, and other fees and expenses incurred in connection with the consummation of the transactions contemplated by the Agreement ("Merger Expenses") will be paid as follows:

          (i)  One-third of Merger Expenses will be paid by SIMNA; and

          (ii) Two-thirds of Merger Expenses will be paid by the Funds, pro rata on the basis of their respective net asset values at the Valuation Time.

Each Fund will bear its own portfolio transfer taxes (if any), brokerage and other similar expenses in connection with the merger. Notwithstanding the foregoing, expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by any other party of such expenses would result in the disqualification of the first party as a "regulated investment company" within the meaning of Subchapter M of the Code.

         B. In the event the transactions contemplated by this Agreement are not consummated for any reason, each Fund will bear its pro rata share (based on relative net assets) of all expenses incurred in connection with such transactions.

         C. Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including, without limitation, consequential damages, except as specifically set forth above.

         VI. EXCHANGE DATE. Delivery of the assets of the Small Capitalization Value Fund to be transferred, assumption of the liabilities of the Small Capitalization Value Fund to be assumed, and the delivery of the Merger Shares to be issued shall be made at New York, New York, as of [deleted_text][[/deleted_text]August [deleted_text]__],[/deleted_text] 20, 2004, or at such other date agreed to by the

Opportunities Fund and the Small Capitalization Value Fund, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."

VII. MEETINGS OF SHAREHOLDERS; DISSOLUTION.

         A. Schroder Series Trust, on behalf of the Small Capitalization Value Fund, agrees to call a meeting of the Small Capitalization Value Fund's shareholders to be held as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of its assets to and the assumption of all of its liabilities by the Opportunities Fund as herein provided and adopting this Agreement.

         B. The Small Capitalization Value Fund agrees that the liquidation and dissolution of the Small Capitalization Value Fund will be effected in the manner provided in the Declaration of Trust in accordance with applicable law and that on and after the Exchange Date, the Small Capitalization Value Fund shall not conduct any business except in connection with its liquidation and dissolution.

         C. The Opportunities Fund has, in consultation with the Small Capitalization Value Fund and based in part on information furnished by the Small Capitalization Value Fund, filed the Registration Statement with the Commission. Each of the Small Capitalization Value Fund and the Opportunities Fund will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder to be set forth in the Registration Statement.

VIII. CONDITIONS TO THE OPPORTUNITIES FUND'S OBLIGATIONS. The obligations of the Opportunities Fund hereunder shall be subject to the following conditions:

         A. That this Agreement shall have been adopted and the transactions contemplated hereby shall have been approved by the requisite votes of the holders of the outstanding shares of beneficial interest of the Small Capitalization Value Fund entitled to vote.

         B. That the Small Capitalization Value Fund shall have furnished to the Opportunities Fund a statement of the Small Capitalization Value Fund's assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on the Small Capitalization Value Fund's behalf by the President (or any Vice President) and Treasurer (or any Assistant Treasurer) of Schroder Series Trust, and a certificate of both such officers, dated the Exchange Date, that there has been no material adverse change in the financial position of the Small Capitalization Value Fund since October 31, 2003, other than changes in the Investments and other assets and properties since that date or changes in the market value of the Investments and other assets of the Small Capitalization Value Fund, or changes due to dividends paid or losses from operations, and other than changes previously disclosed by or on behalf of the Small Capitalization Value Fund to the Opportunities Fund.

         C. That the Small Capitalization Value Fund shall have furnished to the Opportunities Fund a statement, dated the Exchange Date, signed by the President (or any Vice President) and Treasurer (or any Assistant Treasurer) of Schroder Series Trust certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Small Capitalization Value Fund made in this Agreement are true and correct in all material respects as if made at and as of such dates and the Small Capitalization Value Fund has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates.

         D. That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

         E. That the Opportunities Fund shall have received an opinion of Ropes & Gray LLP, counsel to the Small Capitalization Value Fund, in form satisfactory to counsel to the Opportunities Fund, and dated the Exchange Date, to the effect that (i) Schroder Series Trust is a Massachusetts business trust duly formed and is validly existing under the laws of The Commonwealth of Massachusetts and has the requisite statutory trust power to own all its properties and to carry on its business as presently conducted; (ii) this Agreement has been duly authorized, executed and delivered by Schroder Series Trust on behalf of the Small Capitalization Value Fund and, assuming that the Registration Statement, the Small Capitalization Value Fund Prospectus and the Small Capitalization Value Fund Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Schroder Series Trust on behalf of the Small Capitalization Value Fund, is a valid and binding obligation of Schroder Series Trust on behalf of the Small Capitalization Value Fund; (iii) Schroder Series Trust, on behalf of the Small Capitalization Value Fund, has the trust power to sell, assign, convey, transfer and deliver the assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement including the performance by the Trust on behalf of the Small Capitalization Value Fund of all of its obligations under Section 3 of the Agreement, the Trust on behalf of the Small Capitalization Value Fund will have duly sold, assigned, conveyed, transferred and delivered to the Trust on behalf of the Opportunities Fund the assets contemplated by the Agreement to be sold, assigned, conveyed, transferred and delivered; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Declaration of Trust or By-Laws or any provision of any agreement known to such counsel to which Schroder Series Trust or the Small Capitalization Value Fund is a party or by which it is bound; and (v) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Schroder Series Trust on behalf of the Small Capitalization Value Fund of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws.

         F. That the Opportunities Fund shall have received an opinion of Ropes & Gray LLP (which opinion would be based upon certain factual representations and subject to certain qualifications), dated the Exchange Date, in form satisfactory to the

Opportunities Fund and its counsel, to the effect that, on the basis of the existing provisions of the Code, current administrative rules, and the court decisions, for federal income tax purposes (i) the transactions contemplated by the Agreement will constitute a reorganization and the Opportunities Fund and the Small Capitalization Value Fund will each be a party to the reorganization;
(ii) no gain or loss will be recognized by the Opportunities Fund upon receipt of the Investments transferred to the Opportunities Fund pursuant to this Agreement in exchange for the Merger Shares; (iii) the basis to the Opportunities Fund of the Investments will be the same as the basis of the Investments in the hands of the Small Capitalization Value Fund immediately prior to such exchange; (iv) the Opportunities Fund's holding periods with respect to the Investments will include the respective periods for which the Investments were held by the Small Capitalization Value Fund; and (v) the Opportunities Fund will succeed to and take into account the items of the Small Capitalization Value Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the regulations thereunder.

         G. That the assets of the Small Capitalization Value Fund to be acquired by the Opportunities Fund will include no assets which the Opportunities Fund, by reason of charter limitations or of investment restrictions disclosed in the Registration Statement in effect on the Exchange Date, may not properly acquire.

         H. That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Schroder Capital Funds (Delaware) or the Opportunities Fund, threatened by the Commission.

         I. That Schroder Capital Funds (Delaware) shall have received from the Commission, any relevant state securities administrator and any relevant state insurance regulatory authority such order or orders as are reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, and any applicable state securities or blue sky laws or state insurance laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

         J. That all actions taken by Schroder Series Trust on behalf of the Small Capitalization Value Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Opportunities Fund and its counsel.

         K. That, prior to the Exchange Date, the Small Capitalization Value Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Small Capitalization Value Fund (i) all of the Small Capitalization Value Fund's investment company taxable income as defined in
Section 852 of the Code, (ii) all of the excess of (x) the Small Capitalization Value Fund's investment income excludable from gross income under Section 103 of the Code over (y) the Small Capitalization Value Fund's deductions disallowed under Sections 265 and 171 of the Code (computed in each case without regard to any deduction for dividends paid), and (iii) all of the Small

Capitalization Value Fund's net capital gain realized (after reduction by any capital loss carryover), in each case for any taxable year ending on or after October 31, 2003, and on or prior to the Exchange Date.

         L. That the Small Capitalization Value Fund shall have furnished to the Opportunities Fund a certificate, signed by the President (or any Vice President) and the Treasurer (or any Assistant Treasurer) of Schroder Series Trust, as to the tax cost to the Small Capitalization Value Fund of the securities delivered to the Opportunities Fund pursuant to this Agreement, together with any such other evidence as to such tax cost as the Opportunities Fund may reasonably request.

         M. That the Small Capitalization Value Fund's custodian shall have delivered to the Opportunities Fund a certificate identifying all of the assets of the Small Capitalization Value Fund held or maintained by such custodian as of the Valuation Time.

         N. That the Small Capitalization Value Fund's transfer agent shall have provided to the Opportunities Fund (i) the originals or true copies of all of the records of the Small Capitalization Value Fund in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of each class of the Small Capitalization Value Fund outstanding as of the Valuation Time, and (iii) the name and address of each holder of record of any shares and the number of shares held of record by each such shareholder.

IX. CONDITIONS TO THE SMALL CAPITALIZATION VALUE FUND'S OBLIGATIONS. The obligations of the Small Capitalization Value Fund hereunder shall be subject to the following conditions:

         A. That this Agreement shall have been adopted and the transactions contemplated hereby shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of the Small Capitalization Value Fund entitled to vote.

         B. That Schroder Capital Funds (Delaware), on behalf of the Opportunities Fund, shall have executed and delivered to the Small Capitalization Value Fund an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Opportunities Fund will assume all of the liabilities of the Small Capitalization Value Fund existing at the Valuation Time in connection with the transactions contemplated by this Agreement, other than liabilities arising pursuant to this Agreement.

         C. That the Opportunities Fund shall have furnished to the Small Capitalization Value Fund a statement, dated the Exchange Date, signed by the President (or any Vice President) and Treasurer (or any Assistant Treasurer) of Schroder Capital Funds (Delaware), certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Opportunities Fund made in this Agreement are true and correct in all material respects as if made at and as of such dates, and that the

Opportunities Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

         D. That there shall not be any material litigation pending or threatened with respect to the matters contemplated by this Agreement.

         E. That the Small Capitalization Value Fund shall have received an opinion of Ropes & Gray LLP, counsel to the Opportunities Fund, or Delaware counsel acceptable to the officers of the Trust, in form satisfactory to counsel to the Small Capitalization Value Fund, and dated the Exchange Date, to the effect that (i) Schroder Capital Funds (Delaware) is a Delaware statutory trust duly formed and is validly existing under the laws of the State of Delaware and has the requisite statutory trust power to own all its properties and to carry on its business as presently conducted; (ii) the Merger Shares to be delivered to the Small Capitalization Value Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and non-assessable by Schroder Capital Funds (Delaware) and the Opportunities Fund and no shareholder of the Opportunities Fund has any preemptive right to subscription or purchase in respect thereof; (iii) this Agreement has been duly authorized, executed and delivered by Schroder Capital Funds (Delaware) on behalf of the Opportunities Fund and, assuming that the Opportunities Fund Prospectus, the Registration Statement and the Small Capitalization Value Fund Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Schroder Capital Funds (Delaware) on behalf of the Small Capitalization Value Fund, is a valid and binding obligation of Schroder Capital Funds (Delaware) and the Opportunities Fund; (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Trust Instrument or By-Laws, or any provision of any agreement known to such counsel to which Schroder Capital Funds (Delaware) or the Opportunities Fund is a party or by which it is bound; (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Schroder Capital Funds (Delaware) on behalf of the Opportunities Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws; and (vi) the Registration Statement has become effective under the 1933 Act, and to best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

         F. That the Small Capitalization Value Fund shall have received an opinion of Ropes & Gray LLP, dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifications), in form satisfactory to the Small Capitalization Value Fund and its counsel, to the effect that, on the basis of the existing provisions of the Code, current administrative rules, and court decisions, for federal income tax purposes: (i) the transactions contemplated by the Agreement will constitute a reorganization; (ii) no gain or loss will be recognized by the Small Capitalization Value Fund as a result of the reorganization; (iii) no gain or loss will be recognized by shareholders of the Small Capitalization Value Fund on the distribution of Merger Shares to them in exchange for their shares of the Small Capitalization Value Fund; (iv) the aggregate tax basis of the Merger Shares that the Small Capitalization Value Fund's shareholders receive in place of their Small Capitalization Value Fund shares will be the same as the aggregate tax basis of the Small Capitalization Value Fund shares exchanged therefor; and (v) a shareholder's holding period for his or her Merger Shares received pursuant to the Agreement will be determined by including the holding period for the Small Capitalization Value Fund shares exchanged for the Merger Shares, provided that the shareholder held the Small Capitalization Value Fund shares as a capital asset.

         G. That all actions taken by Schroder Capital Funds (Delaware) on behalf of the Opportunities Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Small Capitalization Value Fund and its counsel.

         H. That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Schroder Capital Funds (Delaware) or the Opportunities Fund, threatened by the Commission.

         I. That Schroder Capital Funds (Delaware) shall have received from the Commission, any relevant state securities administrator and any relevant state insurance regulatory authority such order or orders as are reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, and any applicable state securities or blue sky laws or state insurance laws in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

X. WAIVER OF CONDITIONS. Each of the Small Capitalization Value Fund or the Opportunities Fund, after consultation with counsel and by consent of the trustees of Schroder Capital Funds (Delaware), on behalf of the Opportunities Fund, and the trustees of Schroder Series Trust, on behalf of the Small Capitalization Value Fund, as the case may be, on its behalf or an officer authorized by such trustees, may waive any condition to their respective obligations hereunder, except for the conditions set forth in Sections 8(a), 8(f), 9(a) and 9(f).

XI. NO BROKER, ETC. Each of the Small Capitalization Value Fund and the Opportunities Fund represents that there is no person who has dealt with it or with Schroder Series Trust or Schroder Capital Funds (Delaware) who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.

XII. TERMINATION. The Small Capitalization Value Fund and the Opportunities Fund may, by consent of the trustees of Schroder Series Trust, on behalf of the Small Capitalization Value Fund, and the trustees of Schroder Capital Funds (Delaware), on behalf of the Opportunities Fund, terminate this Agreement. If the transactions contemplated by this Agreement have not been substantially completed by October 31,

2004, this Agreement shall automatically terminate on that date unless a later date is agreed to by the Small Capitalization Value Fund and the Opportunities Fund.

XIII. COVENANTS, ETC. DEEMED MATERIAL. All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding an investigation made by them or on their behalf.

XIV. SOLE AGREEMENT; AMENDMENTS. This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto, and shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

         [The remainder of this page has intentionally been left blank.]

XV. DECLARATION OF TRUST; TRUST INSTRUMENT. A copy of the Agreement and Declaration of Trust of Schroder Series Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the trustees of Schroder Series Trust on behalf of the Small Capitalization Value Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers, or shareholders of Schroder Series Trust individually but are binding only upon the assets and property of the Small Capitalization Value Fund.

         Notice is hereby given that this instrument is executed on behalf of the trustees of Schroder Capital Funds (Delaware) on behalf of the Opportunities Fund as trustees and not individually and that the obligations of this instrument are not binding upon any of the trustees, officers or shareholders of Schroder Capital Funds (Delaware) and individually but are binding only upon the assets and property of the Opportunities Fund.

         This Agreement may be executed in a number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.


                                SCHRODER SERIES TRUST on behalf of its
                                Schroder Small Capitalization Value Fund series

                                By: [deleted_text]_________________________
                                    [/deleted_text] /s/ MARK A. HEMENETZ
                                Name: Mark A. Hemenetz
                                Title: President


                                SCHRODER CAPITAL FUNDS (DELAWARE) on behalf of its Schroder Opportunities Fund series

                                By: [deleted_text]_________________________
                                    [/deleted_text] /s/ MARK A. HEMENETZ
                                Name: Mark A. Hemenetz
                                Title: President

                                SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA
                                INC. (As to Section 5 only.)

                                By: [deleted_text]_________________________
                                    [/deleted_text] /s/ Peter Clark
                                Name: Peter Clark
                                Title: President

[deleted_text] APPENDIX B

FUNDAMENTAL AND CERTAIN NON-FUNDAMENTAL INVESTMENT POLICIES OF THE OPPORTUNITIES FUND AND SMALL CAPITALIZATION VALUE FUND

                        SCHRODER U.S. OPPORTUNITIES FUND

Schroder U.S. Opportunities Fund will not:

FUNDAMENTAL POLICIES:

1. Borrow money, except that the Fund may borrow from banks or by entering into reverse repurchase agreements, provided that such borrowings do not exceed 33 1/3% of the value of the Fund's total assets (computed immediately after the borrowing).

2. Underwrite securities of other companies (except insofar as the Fund might be deemed to be an underwriter in the resale of any securities held in its portfolio).

3. Invest in commodities or commodity contracts (other than covered call options, put and call options, stock index futures, and options on stock index futures and broadly-based stock indices, all of which are referred to as Hedging Instruments, which it may use as permitted by any of its other fundamental policies, whether or not any such Hedging Instrument is considered to be a commodity or a commodity contract).

4. Purchase or write puts or calls except as permitted by any of its other fundamental policies.

5. Lend money except in connection with the acquisition of that portion of publicly-distributed debt securities which the Fund's investment policies and restrictions permit it to purchase; the Fund may also make loans of portfolio securities and enter into repurchase agreements.

6. Invest in real estate or in interests in real estate, but may purchase readily marketable securities of companies holding real estate or interests therein.

NON-FUNDAMENTAL POLICIES:

1. As a non-fundamental policy, the Fund will not invest more than 15% of its assets in securities determined by Schroders to be illiquid. Certain securities that are restricted as to resale may nonetheless be resold by the Fund in accordance with Rule 144A under the Securities Act of 1933, as amended. Such securities may be determined by Schroders to be liquid for purposes of compliance with the limitation on the Fund's investment in illiquid securities. [/deleted_text]

         [deleted_text]In addition, as a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of companies that Schroders considers to be located in the United States.

                    SCHRODER SMALL CAPITALIZATION VALUE FUND

Schroder Small Capitalization Value Fund will not:

FUNDAMENTAL POLICIES:

1.   Borrow money, except to the extent permitted by applicable law.

     Note: The Investment Company Act currently permits an open-end investment company to borrow money from a bank so long as the ratio which the value of the total assets of the investment company (including the amount of any such borrowing), less the amount of all liabilities and indebtedness (other than such borrowing) of the investment company, bears to the amount of such borrowing is at least 300%.

2. Purchase securities on margin, except such short-term credits as may be necessary for the clearance of purchases and sales of securities, and except that it may make margin payments in connection with transactions in futures contracts, options, and other financial instruments.

3. Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under the federal securities laws.

4. Purchase or sell real estate or interests in real estate limited partnerships, although it may purchase securities of issuers which deal in real estate, securities which are secured by interests in real estate, and securities representing interests in real estate, and it may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein.

5. Purchase or sell commodities or commodity contracts, except that it may purchase or sell financial futures contracts and options and other financial instruments.

6. Make loans, except by purchase of debt obligations in which a Fund may invest consistent with its investment policies, by entering into repurchase agreements with respect to not more than 25% of its total assets (taken at current value), or through the lending of its portfolio securities with respect to not more than 25% of its total assets.[/deleted_text]

[deleted_text]
7. As to 75% of its assets, invest in securities of any issuer if, immediately after such investment, more than 5% of the total assets of a Fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities.

8. As to 75% of its assets, invest in a security if, as a result of such investment, it would hold more than 10% (taken at the time of such investment) of the outstanding voting securities of any one issuer; provided that this limitation does not apply to securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities or to securities of other investment companies.

9. Invest more than 25% of the value of its total assets in securities of issuers in any one industry. (Securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities are not considered to represent industries.)

10. Issue any class of securities which is senior to the Fund's shares of beneficial interest. (For the purpose of this restriction, none of the following is deemed to be, or to create a class of, senior securities: any borrowing permitted by restriction (1) above; any collateral arrangement with respect to options, futures contracts, options on futures contracts, or other financial instruments, or with respect to initial or variation margin; and the purchase or sale of, or the Fund's otherwise entering into, options, forward contracts, futures contracts, options on futures contracts, or other financial instruments.)

NON-FUNDAMENTAL POLICY:

         Schroder Small Capitalization Fund has adopted a non-fundamental policy that, under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies with small market capitalizations, as defined by Schroders. (For these purposes, Schroders currently considers small-capitalization companies to be those with market capitalizations of less than $2.2 billion measured at the time of investment.)[/deleted_text]